Exhibit 99.1

Brookfield Residential Properties Inc.

2013 | Q3

BRP: NYSE / TSX

September 30, 2013

Letter to Shareholders

Brookfield Residential’s results for the first nine months of 2013 continue to be strong with good activity in both our Canadian and U.S. operations. Our backlog on a unit basis is up 18% from the same period last year with the value of the backlog up 31% over the same period driven by improvement in all regions.

While pricing continues to improve in the U.S. housing market, there has been some flattening of the trajectory of these increases. We had anticipated that house price increases would moderate as new supply came on and this has been somewhat exacerbated by the uncertainty created by the disagreement and debate in Washington D.C. in September and October. We remain confident that the future remains positive with strong household formations continuing to drive demand.

The Canadian housing market continued to produce strong results with no slowing in our low rise markets in Ontario and Alberta. While hi-rise pricing has softened in Ontario, it has had no real impact on our business.

For the nine months ended September 30, 2013, our income before income taxes increased 28% and our net income attributable to Brookfield Residential increased 69% over the comparable period in 2012. As has occurred in a number of past years, we anticipate that the fourth quarter will once again contribute income before income taxes at least equal to the first nine months income before income taxes, resulting in the fiscal 2013 year results being significantly higher than 2012.

Markets

In the U.S., total housing starts are up 19%, year over year, at 891,000 on an annualized basis based on the August 2013 update by the U.S. Census Bureau and the Department of Housing and Urban Development. Each of our markets continues to improve and volumes are up in all regions.

While some caution has crept into the housing market due to the U.S. Government’s recent actions, we feel comfortable that we still have a considerable way to go in the housing recovery and that this is merely a bump along the road.

Total housing starts in Canada are up 5.3%, year over year, at 194,000 annualized according to the Canada Mortgage and Housing Corporation update for September 2013. Our markets of Alberta and Ontario continue to perform well. In Alberta, we have seen increases in both our lot and house prices of approximately 3.7% and 8.7% respectively, since the beginning of this year.

While Brookfield Residential has more approved lands than the majority of our peers, there continues to be delays in approvals in Calgary on a city-wide basis. This shortage of approved serviceable land together with ongoing job creation and the resultant in-migration is also contributing to a portion of these price increases.

Liquidity

We remain very well positioned both from an existing asset perspective and the liquidity we have available to maximize value in our current assets and take advantage of opportunities that present themselves. Our liquidity was approximately $950 million at September 30, 2013.

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Outlook

We continue to foresee long-term fundamental demand in the U.S. market driven by the lack of supply of new product over the last five years and relative affordability of housing. Unemployment trends are slowly improving and inventory levels are still tight in almost all of our markets.

Moving forward, we believe the U.S. housing market will continue to improve in the year ahead and the Canadian market will remain stable. We expect our Canadian operations will continue to benefit from our strong market share within the energy-focused Alberta market and the supply-constrained Ontario market will continue to be a strong contributor to our results.

Our outlook for the year remains positive. As has occurred in a number of past years, we anticipate that the fourth quarter will once again contribute income before income taxes at least equal to the first nine months income before income taxes, resulting in the total 2013 results being significantly higher than 2012.

Based on our current land holdings, we are optimistic about our increasing profitability continuing in 2014 and beyond. By 2015, we hope to see results in the U.S. approach profitability levels currently seen in Canada, providing the market recovery continues. While there may be factors that impact the short-term pace of the recovery, the long-term outlook for our business remains very positive.

Alan Norris

President & Chief Executive Officer

November 6, 2013

2	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES PORTFOLIO

Our business is focused on land development and single family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at September 30, 2013 were $3.4 billion.

As of September 30, 2013, we controlled 110,062 single family lots (serviced lots and future lot equivalents) and 169 multi-family, industrial and commercial serviced parcel acres. Controlled lots and acres include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots and acres provide a strong foundation for our future lot and acre sales and homebuilding business as well as visibility on our future cash flow. The number of building lots and acre parcels we control in each of our primary markets as of September 30, 2013 follows:

	Single Family Housing & Land Under and Held for Development(1)								Multi-Family, Industrial & Commercial Parcels Under Development
	Land & Housing		Unconsolidated Entities		Total Lots		Status of Lots 30-Sept-13		Total Acres
	Owned	Options	Owned	Options	30-Sept-13	31-Dec-12	Entitled	Unentitled	30-Sept-13	31-Dec-12

Calgary	26,242	—	2,359	—	28,601	27,792	5,337	23,264	76	73
Edmonton	17,025	—	—	—	17,025	17,083	10,013	7,012	59	63
Toronto	10,653	—	—	—	10,653	9,592	2,083	8,570	6	3

Canada	53,920	—	2,359	—	56,279	54,467	17,433	38,846	141	139

Northern California	3,956	4,950	—	—	8,906	8,411	2,189	6,717	—	—
Los Angeles / Southland	1,351	—	1,410	1,826	4,587	4,682	1,883	2,704	—	—
San Diego / Riverside	8,302	—	1	—	8,303	7,941	5,503	2,800	—	—
Other	194	—	47	—	241	245	241	—	—	—

California	13,803	4,950	1,458	1,826	22,037	21,279	9,816	12,221	—	—

Denver	10,214	—	—	—	10,214	10,349	10,214	—	10	10
Austin	13,531	—	—	—	13,531	13,551	5,234	8,297	—	—
Phoenix	690	—	2,765	—	3,455	—	3,455	—	—	—
Washington, D.C. Area	2,530	1,066	950	—	4,546	4,713	4,512	34	18	18

Central and Eastern U.S.	26,965	1,066	3,715	—	31,746	28,613	23,415	8,331	28	28

Total	94,688	6,016	7,532	1,826	110,062	104,359	50,664	59,398	169	167

Entitled lots	45,303	1,066	3,922	373	50,664
Unentitled lots	49,385	4,950	3,610	1,453	59,938

Total September 30, 2013	94,688	6,016	7,532	1,826	110,062

Total December 31, 2012	91,673	6,016	4,754	1,916		104,359

(1)	Land held for development will include some multi-family, industrial and commercial parcels once entitled.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

About this Management’s Discussion and Analysis	7

Overview	7

Results of Operations	9

Quarterly Financial Data	21

Liquidity and Capital Resources	21

Critical Accounting Policies and Estimates	28

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS	32

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets – As at September 30, 2013 and December 31, 2012	34

Condensed Consolidated Statements of Operations – Three and Nine Months Ended September 30, 2013 and 2012	35

Condensed Consolidated Statements of Equity – Nine Months Ended September 30, 2013 and 2012	36

Condensed Consolidated Statements of Cash Flows – Nine Months Ended September 30, 2013 and 2012	37

Notes to the Condensed Consolidated Financial Statements	38

4	Q3/2013 Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report, including the letter to shareholders, contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this interim report include, among others, statements with respect to:

•	the current business environment and outlook, including statements regarding economic and market conditions in the U.S. and Canadian housing markets, labour demands in Alberta, and strong migration trends and current supply constraints in Toronto, Ontario;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy and growth plans;

•	strategies for shareholder value creation;

•	plans and timing for the Seton development in Calgary, Alberta;

•	the stability of home prices;

•	continued low mortgage interest rates;

•	effect of challenging conditions on us, including general economic conditions;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets in 2013 and 2014 onwards to repay maturing bank indebtedness and project specific financings;

•	the visibility of our future cash flow;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	declines in the sales incentives we offer;

•	rate and timing of new home orders;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect of existing lawsuits on our business.

Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	changes in general economic, real estate and other conditions;

•	changes in interest rates;

•	mortgage interest rate and availability changes;

•	availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire all such properties;

•	adverse legislation or regulation, including changes to tax laws;

•	ability to obtain necessary permits and approvals for the development of our land;

•	availability of labour or materials or increases in their costs;

•	ability to develop and market our master-planned communities successfully;

•	laws and regulations related to property development and to the environment that could lead to additional costs and delays, including laws and regulations that may limit municipality growth in the areas in which we operate;

•	ability to obtain regulatory approvals;

•	confidence levels of consumers;

•	ability to raise capital on favourable terms;

•	our debt and leverage;

•	adverse weather conditions and natural disasters;

•	relations with the residents of our communities;

•	risks associated with increased insurance costs or unavailability of adequate coverage;

•	ability to obtain surety bonds;

•	competitive conditions in the homebuilding industry, including product and pricing pressures;

•	ability to retain our executive officers;

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•	relationships with our affiliates;

•	the seasonal nature of our business and its impact on our operating results;

•	operational risks including, but not limited to, home warranty claims, liabilities resulting from our role as a general contractor, workers’ compensation claims and other health and safety liabilities, and civil enforcement of liabilities and judgments against our assets;

•	changes to foreign currency exchange rates; and

•	additional risks and uncertainties, many of which are beyond our control, referred to in this interim report and our other public filings with the applicable Canadian regulatory authorities and the United States Securities and Exchange Commission.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

6	Q3/2013 Interim Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis relates to the third quarter ended September 30, 2013, which reflects the three and nine month periods ended September 30, 2013, and has been prepared with an effective date of November 6, 2013. It should be read in conjunction with the quarterly condensed consolidated financial statements and the related notes thereto included elsewhere in this interim report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Additional information, including the Company’s annual information form, can be found on our website at www.brookfieldrp.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”.

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

We currently focus on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations are primarily in the Alberta and Ontario markets. The California operations include our operations in Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). The Central and Eastern United States operations include the Washington, D.C. Area, Colorado, Texas and Arizona operations. We target these markets as we believe over the longer term they offer strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill projects and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also construct or sell land for the construction of commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first-class master-planned communities, infill projects and mixed-use developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas on underutilized land. Developing a mixed-use community provides a place where people can not only live, but work and play as well.

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

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These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planning is a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by the Urban Land Institute.

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people. Our vision began years ago but came to fruition when construction began on the $1.4 billion, 70-acre South Health Campus, which opened in 2012. Seton’s development plan includes 2.5 million square feet of office and retail space, light rail transit, a regional park, a public library, high school, regional recreation facility, hotel and 1,300 multi-family residences. Brookfield Residential is currently developing four residential master-planned communities in proximity to Seton. With the opening of the South Health Campus, investment activity in Seton and buying interest in our master-planned communities have rapidly gained momentum.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so does its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We construct homes on lots that have been developed by us or that we purchase from others. Having a homebuilding operation allows us the opportunity to extract value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third-party builders.

Outlook

We are a North American land developer and homebuilder and operate primarily in select U.S. markets and the Alberta and Ontario markets in Canada. In the first nine months of 2013, we continued to see improvement in the U.S. housing sector. While regional markets in the U.S. progressed at slightly different rates of recovery, supply has generally tightened and demand improved over past periods, leading to rising prices. We believe affordability remains high despite these price gains and will continue to support home ownership. We remain confident that the future in the U.S. remains positive with strong household formations continuing to drive demand.

Moving forward, we believe the U.S. housing market will continue to improve in the year ahead and the Canadian market will remain stable. We expect our Canadian operations will continue to benefit from our strong market share within the energy-focused Alberta market and the supply-constrained Ontario market will continue to be a strong contributor to our results.

8	Q3/2013 Interim Report

RESULTS OF OPERATIONS

Key financial results and operating data for the three and nine months ended September 30, 2013 compared to the three and nine months ended September 30, 2012 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except percentages, unit activity, average selling price and per share amounts)	2013	2012	2013	2012
Key Financial Results
Land revenue	$71	$62	$227	$215
Housing revenue	262	183	574	410
Gross margin(1) ($)	99	69	227	181
Gross margin(1) (%)	30%	28%	28%	29%
Income before income taxes	45	25	81	64
Income tax expense	(8)	(11)	(16)	(27)
Net income attributable to Brookfield Residential	35	15	63	37
Basic income per share	$0.30	$0.15	$0.54	$0.37
Diluted income per share	$0.29	$0.15	$0.54	$0.37

Key Operating Data
Lot closings for Brookfield Residential (single family units)	463	386	1,225	1,123
Lot closings for unconsolidated entities (single family units)	—	—	16	—
Acre closings (multi-family, industrial and commercial)	13	2	19	25
Average lot selling price for Brookfield Residential (single family units)	$119,000	$156,000	$137,000	$151,000
Average lot selling price for unconsolidated entities (single family units)	$—	$—	$239,000	$—
Average per acre selling price (multi-family, industrial and commercial)	$1,115,000	$778,000	$1,022,000	$1,092,000
Home closings for Brookfield Residential (units)	606	477	1,360	1,083
Home closings for unconsolidated entities (units)	19	13	40	44
Average home selling price for Brookfield Residential (per unit)	$432,000	$384,000	$422,000	$379,000
Average home selling price for unconsolidated entities (per unit)	$482,000	$448,000	$497,000	$417,000
Net new home orders for Brookfield Residential (units)	540	461	1,856	1,533
Net new home orders for unconsolidated entities (units)	16	21	40	58
Backlog for Brookfield Residential (units at end of period)	1,311	1,095	1,311	1,095
Backlog for unconsolidated entities (units at end of period)	18	28	18	28

(1)	Gross margin is a non-GAAP financial measure and has been presented as we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See the Non-GAAP Financial Measures section.

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Segmented Information

We operate in three operating segments within North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in land entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. The following table summarizes information relating to revenues, gross margin and assets by operating segment for the three and nine months ended September 30, 2013 and 2012.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Land revenue
Canada	$62	$55	$207	$183
California	—	—	—	18
Central and Eastern U.S	9	7	20	14

Total	$71	$62	$227	$215

Housing revenue
Canada	$135	$121	$278	$273
California	91	30	218	66
Central and Eastern U.S	36	32	78	71

Total	$262	$183	$574	$410

Gross margin
Canada	$71	$61	$168	$161
California	22	3	46	12
Central and Eastern U.S	6	5	13	8

Total	$99	$69	$227	$181

Lot closings (single family units)
Canada	259	314	887	928
California	—	—	—	—
Central and Eastern U.S	204	72	338	195

	463	386	1,225	1,123
Unconsolidated Entities	—	—	16	—

Total	463	386	1,241	1,123

Acre closings (multi-family, industrial and commercial)
Canada	13	2	19	25
California	—	—	—	—
Central and Eastern U.S	—	—	—	—

Total	13	2	19	25

Acre closings (raw and partially finished parcels)
Canada	1	—	217	—
California	—	—	—	438
Central and Eastern U.S	—	—	—	—

Total	1	—	217	438

Average lot selling price (single family lots)
Canada	$177,000	$169,000	$167,000	$167,000
California	—	—	—	—
Central and Eastern U.S	46,000	93,000	58,000	70,000

	119,000	156,000	137,000	151,000
Unconsolidated Entities	—	—	239,000	—

Average	$119,000	$156,000	$138,000	$151,000

10	Q3/2013 Interim Report

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Average per acre selling price (multi-family, industrial and commercial parcels)
Canada	$1,115,0000	$778,000	$1,022,000	$1,092,000
California	—	—	—	—
Central and Eastern U.S	—	—	—	—

Average	$1,115,000	$778,000	$1,022,000	$1,092,000

Average per acre selling price (raw and partially finished parcels)
Canada	$602,000	$—	$183,000	$—
California	—	—	—	41,000
Central and Eastern U.S	—	—	—	—

Average	$602,000	$—	$183,000	$41,000

Active Land Communities
Canada			12	11
California			2	2
Central and Eastern U.S			7	8

			21	21
Unconsolidated Entities			1	1

Total			22	22

Home closings (units)
Canada	393	352	837	791
California	132	58	340	133
Central and Eastern U.S	81	67	183	159

	606	477	1,360	1,083
Unconsolidated Entities	19	13	40	44

Total	625	490	1,400	1,127

Average home selling price
Canada	$343,000	$344,000	$332,000	$345,000
California	686,000	512,000	642,000	498,000
Central and Eastern U.S	447,000	486,000	428,000	446,000

	432,000	384,000	422,000	379,000
Unconsolidated Entities	482,000	448,000	497,000	417,000

Average	$433,000	$386,000	$424,000	$380,000

Active Housing Communities
Canada			17	14
California			13	11
Central and Eastern U.S			11	9

			41	34
Unconsolidated Entities			2	2

Total			43	36

	As at
(US$ millions)	September 30 2013	December 31 2012

Total assets
Canada	$1,375	$1,180
California	958	875
Central and Eastern U.S	777	700
Corporate and other	284	71

Total	$3,394	$2,826

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying condensed consolidated financial statements and related notes included elsewhere in this interim report.

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Three and Nine Months Ended September 30, 2013 Compared with Three and Nine Months Ended September 30, 2012

Net Income

Net income attributable to Brookfield Residential for the three and nine months ended September 30, 2013 was $35 million and $63 million, respectively, compared to $15 million and $37 million for the same periods in 2012.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except per share amounts)	2013	2012	2013	2012
Net income attributable to Brookfield Residential	$35	$15	$63	$37
Basic earnings per share	$0.30	$0.15	$0.54	$0.37
Diluted earnings per share	$0.29	$0.15	$0.54	$0.37

The increase of $20 million in net income for the three months ended September 30, 2013 compared to the same period in 2012 was primarily the result of a $30 million increase in gross margin, which resulted from an increase in land and housing sales, combined with an increase in other income of $3 million and a decrease in income tax expense of $2 million. This was partially offset by higher sales and marketing costs of $2 million, higher general and administrative expense of $9 million and increased interest expense of $4 million.

Net income increased by $26 million for the nine months ended September 30, 2013 compared to the same period in 2012. The increase is attributable to a $46 million increase in gross margin due primarily to increased housing activity, an increase to other income of $7 million, along with a decrease in income tax expense of $11 million. This was partially offset by an increase in sales and marketing costs of $8 million, general and administrative expense of $19 million, change in fair value of equity swap contracts of $3 million, increased interest expense of $5 million and decrease in non-controlling interests and other interests in consolidated subsidiaries of $3 million.

A breakdown of the revenue and gross margin for the three and nine months ended September 30, 2013 and 2012 is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except percentages)	2013	2012	2013	2012
Revenue
Land	$71	$62	$227	$215
Housing	262	183	574	410

	$333	$245	$801	$625

Gross Margin
Land	$41	$37	$110	$111
Housing	58	32	117	70

	$99	$69	$227	$181

Gross Margin (%)
Land	58%	60%	49%	52%
Housing	22%	17%	20%	17%

	30%	28%	28%	29%

Total revenue and gross margin for the three months ended September 30, 2013 increased $88 million and $30 million, respectively, when compared to the same period in 2012. The increase in total revenue and gross margin was primarily the result of increased activity in our housing operations with 129 more home closings and a higher average home selling price compared to the same period in 2012. Additionally, there was an increase in land revenue as a result of 77 more lot closings partially offset by a decrease in the average lot selling price, resulting in an increase in gross margin of $4 million. Gross margin percentage for the three months ended September 30, 2013 increased as a result of higher housing margins partially offset by lower land margins when compared to the same period in 2012.

Total revenue and gross margin for the nine months ended September 30, 2013 increased $176 million and $46 million, respectively, when compared to the same period in 2012. The increase in total revenue and gross margin was primarily the result of increased activity in both our land and housing operations with 102 more lot closings and 277 more home closings and a higher average home selling price compared to the same period in 2012. Gross margin percentage for the nine months ended September 30, 2013 decreased as a result of lower land margins when compared to the same period in 2012. This is primarily due to the sale of a 216 acre raw and partially finished parcel in Canada with a lower gross margin percentage in Q2 of 2013. Taking this into consideration, the adjusted land gross margin for the nine months ended September 30, 2013 was 54%.

12	Q3/2013 Interim Report

Results of Operations – Land

Land revenue totalled $71 million for the three months ended September 30, 2013, an increase of $9 million when compared to the same period in 2012. The increase in land revenue for the three months ended September 30, 2013 was due to 77 more lot closings compared to the same period in the prior year. Gross margin was $41 million for the three months ended September 30, 2013, a $4 million increase compared to the three months ended September 30, 2012. The increase in gross margin was the result of the increased single family lot sales, partially offset by a 24% decrease in average selling price. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

Land revenue totalled $227 million for the nine months ended September 30, 2013, an increase of $12 million when compared to the same period in 2012. The increase in land revenue for the nine months ended September 30, 2013 was due to 102 more single family lot closings compared to the same period in the prior year. Gross margin was $110 million for the nine months ended September 30, 2013, a $1 million decrease compared to the same period in 2012. The decrease in gross margin is a result of the product mix of single family lots closed and fewer multi-family, industrial and commercial parcels sold when compared to 2012.

A breakdown of our results from land operations for the three and nine months ended September 30, 2013 and 2012 is as follows:

Consolidated

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Lot closings (single family units)	463	386	1,225	1,123
Acre closings (multi-family, industrial and commercial)	13	2	19	25
Acre closings (raw and partially finished parcels)	1	—	217	438
Revenue	$71	$62	$227	$215
Gross margin	$41	$37	$110	$111
Average lot selling price (single family units)	$119,000	$156,000	$137,000	$151,000
Average per acre selling price (multi-family, industrial and commercial)	$1,115,000	$778,000	$1,022,000	$1,092,000
Average per acre selling price (raw and partially finished parcels)	$602,000	$—	$183,000	$41,000

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Lot closings (single family units)	259	314	887	928
Acre closings (multi-family, industrial and commercial)	13	2	19	25
Acre closings (raw and partially finished parcels)	1	—	217	—
Revenue	$62	$55	$207	$183
Gross margin	$40	$37	$109	$109
Average lot selling price (single family units)	$177,000	$169,000	$167,000	$167,000
Average per acre selling price (multi-family, industrial and commercial)	$1,115,000	$778,000	$1,022,000	$1,092,000
Average per acre selling price (raw and partially finished parcels)	$602,000	$—	$183,000	$—

Revenue for the three months ended September 30, 2013 was $62 million, an increase of $7 million compared to the same period in 2012. The increase was due to the mix of sales as there were 11 more multi-family, industrial and commercial acre parcels sold when compared to the same period in 2012. Gross margin increased $3 million to $40 million due to a portion of the acre sales being higher margin commercial parcel sales in Alberta for the three months ended September 30, 2013 compared to no commercial parcels sold for the same period in 2012. This was partially offset by a decrease of 55 single family lot sales due to timing of closings in both Calgary and Edmonton markets.

Brookfield Residential Properties Inc.	13

Revenue for the nine months ended September 30, 2013 was $207 million, an increase of $24 million compared to the same period in the prior year. The increase in revenue was the result of 217 raw and partially finished acre sales in 2013 compared to none in 2012. Gross margin remained consistent compared to the prior period due to 41 fewer lot closings and 6 fewer multi-family, industrial and commercial acre closings, partially offset by the mix of lots sold. The average lot selling price remained consistent due to lower margin lot sales in our Edmonton market, which were partially offset by a 10% increase in the average lot selling price in Calgary when compared to the same period in the prior year. The increase in lot prices in Calgary was a result of the sale of amenity lots which have higher selling prices and gross margins. In addition, there was a 12 acre commercial parcel sale in 2012 that increased the prior year gross margin and average multi-family, industrial and commercial per acre selling price.

California

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Acre closings (raw and partially finished)	—	—	—	438
Revenue	$—	$—	$—	$18
Gross margin	$—	$—	$—	$5
Average per acre selling price (raw and partially finished)	$—	$—	$—	$41,000

There were no land sales in California for the three and nine months ended September 30, 2013. For the nine months ended September 30, 2012, we sold a 438 acre raw and partially finished parcel for proceeds of $18 million and gross margin of $5 million.

Central and Eastern U.S.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Lot closings (single family units)	204	72	338	195
Revenue	$9	$7	$20	$14
Gross margin	$1	$—	$1	$(3)
Average lot selling price (single family units)	$46,000	$93,000	$58,000	$70,000

The Central and Eastern U.S. segment had an increase in revenue of $2 million and gross margin improved by $1 million for the three month period ended September 30, 2013 compared to the same period in the prior year. This was due to an increase in the lot closings partially offset by a decrease in the average lot selling price. The decrease in the average selling price is primarily due to the product mix of the lots sold within the segment.

For the nine months ended September 30, 2013, the Central and Eastern U.S. segment continued to show signs of recovery as revenue increased by $6 million and gross margin increased by $4 million. This was due to the increase in lots sold in the Denver and Austin markets partially offset by a decrease in average lot selling price related to the mix of lots sold.

Results of Operations – Housing

Housing revenue was $262 million for the three months ended September 30, 2013 compared to $183 million for the same period in 2012. The increase was the result of additional home closings in all operating segments, with California seeing the largest increase. Gross margin increased $26 million as a result of a 27% increase in home closings and a 13% increase in the average selling price when compared to the same period in 2012.

Housing revenue was $574 million for the nine months ended September 30, 2013 compared to $410 million for the same period in 2012. The increase was the result of additional home closings, primarily in the California and Central and Eastern U.S. operating segments, which are benefiting from a U.S. housing market recovery. Gross margin increased $47 million as a result of a 26% increase in home closings and an 11% increase in the average selling price when compared to the same period in 2012.

14	Q3/2013 Interim Report

A breakdown of our results from housing operations for the three and nine months ended September 30, 2013 and 2012 is as follows:

Consolidated

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Home closings	606	477	1,360	1,083
Revenue	$262	$183	$574	$410
Gross margin	$58	$32	$117	$70
Average home selling price	$432,000	$384,000	$422,000	$379,000

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Home closings	393	352	837	791
Revenue	$135	$121	$278	$273
Gross margin	$31	$24	$59	$52
Average home selling price	$343,000	$344,000	$332,000	$345,000

The housing market in our Canadian segment remained strong, with an increase in closings in both Alberta and Ontario. Housing revenue for the three month period ended September 30, 2013 increased $14 million when compared to the same period in 2012. This resulted from a 12% increase in home closings for the three month period ended September 30, 2013 compared to the same period in 2012, partially offset by a slight decrease in the average selling price as a result of product mix. As a result of the increased closings, gross margin increased by $7 million for the three month period ended September 30, 2013 when compared to the same period in 2012.

Housing revenue for the nine month period ended September 30, 2013 increased $5 million when compared to the same period in 2012. This resulted from a 6% increase in home closings, partially offset by a 4% decrease in the average home selling price for the nine month period ended September 30, 2013 compared to the same period in 2012. The decrease in the average home selling price was attributable to product mix, particularly due to Ontario’s proportionate share of closings when compared to Alberta as our homes in Ontario have slightly higher average selling prices. As a result of increased closings in Alberta partially offset by a lower average selling price, gross margin increased by $7 million for the nine month period ended September 30, 2013 when compared to the same period in 2012.

California

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Home closings	132	58	340	133
Revenue	$91	$30	$218	$66
Gross margin	$22	$3	$46	$6
Average home selling price	$686,000	$512,000	$642,000	$498,000

Overall, our California segment had the largest improvement with strong closings activity and $91 million of housing revenue for the three month period ended September 30, 2013, an increase of $61 million when compared to the same period in 2012. The increase in revenue was due to an increase of 74 home closings for the three month period ended September 30, 2013 compared to the same period in 2012. Gross margin increased $19 million as a result of the increase in home closings and a 34% increase in the average home selling price. This was primarily driven by 77 home closings from the San Francisco Bay Area compared to nil in the same period in 2012. In addition, homes sold in the San Francisco Bay Area have a higher average selling price when compared to our other areas within California.

Brookfield Residential Properties Inc.	15

For the nine month period ended September 30, 2013, our California segment had $218 million of housing revenue, an increase of $152 million when compared to the same period in 2012. The increase in revenue was due to an increase of 207 home closings for the nine month period ended September 30, 2013 compared to the same period in 2012. Gross margin increased $40 million as a result of the increase in home closings and a 29% increase in the average home selling price. This was primarily driven by 159 home closings from the San Francisco Bay Area compared to nil in the same period in 2012.

Central and Eastern U.S.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Home closings	81	67	183	159
Revenue	$36	$32	$78	$71
Gross margin	$5	$5	$12	$12
Average home selling price	$447,000	$486,000	$428,000	$446,000

The Central and Eastern U.S. segment continued to show increased activity, particularly in the Washington, D.C. market, which had increased home closings for the three month period ended September 30, 2013. In addition, 5 home closings came from the Denver market compared to nil in the same period in 2012. Housing revenue increased $4 million due to an increase in home closings for the three month period ended September 30, 2013 when compared to the same period in 2012. Gross margin remained consistent for the three month period when compared to the same period of 2012 as a result of increased closings offset by a lower average home selling price. The 8% decrease in the average home selling price is due to product mix of the homes closed in different communities compared to 2012.

Housing revenue increased $7 million and gross margin remained consistent for the nine month period ended September 30, 2013 when compared to the same period in 2012. The increase in revenue was attributable to 24 additional home closings partially offset by a 4% decrease in the average home selling price. The decrease in the average home selling price is due to product mix of the homes closed in different communities when compared to 2012.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. The type and amount of incentives will vary on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized. For the three and nine months ended September 30, 2013, incentives recognized decreased $2 million or 2% of gross revenues and $4 million or 2% of gross revenues, respectively, when compared to the same periods in 2012. The decrease was due to decreased incentives in Canada as well as from improved market conditions in the U.S., primarily in California.

Our incentives on homes closed by reportable segment for the three and nine months ended September 30, 2013 and 2012 were as follows:

	Three Months Ended September 30
	2013		2012
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$2	1%	$3	2%
California	—	<1%	1	3%
Central and Eastern U.S.	3	8%	3	8%

	$5	2%	$7	4%

	Nine Months Ended September 30
	2013		2012
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$6	2%	$8	3%
California	1	<1%	2	3%
Central and Eastern U.S.	5	6%	6	8%

	$12	2%	$16	4%

16	Q3/2013 Interim Report

Home Sales – Net New Home Orders

Net new home orders for the three and nine months ended September 30, 2013 totalled 556 units and 1,896 units, an increase of 74 and 305 units or 15% and 19%, respectively, when compared to the same periods in 2012. Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. Given the current environment, cancelled contracts are often resold on average within weeks. The increase in net new home orders was a result of stable market performance in Canada and a recovery in our U.S. markets. With increased demand and supply being constrained, we have seen upward price pressure in many U.S. markets. Average monthly sales per community by reportable segment for the three and nine months ended September 30, 2013 were: Canada – 7 and 7 units (2012 – 7 and 8 units); California – 3 and 4 units (2012 – 4 and 3 units); and Central and Eastern U.S. – 2 and 3 units (2012 – 2 and 3 units). We were selling from 43 active housing communities at September 30, 2013 compared to 36 at September 30, 2012. The net new home orders for the three and nine months ended September 30, 2013 and 2012 by our three operating segments were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(Units)	2013	2012	2013	2012
Canada	345	273	1,121	1,051
California	135	133	431	269
Central and Eastern U.S.	60	55	304	213

	540	461	1,856	1,533
Unconsolidated entities	16	21	40	58

	556	482	1,896	1,591

The cancellation rates for the three and nine months ended September 30, 2013 and 2012 by our three operating segments were as follows:

	Three Months Ended September 30
	2013		2012
(Units, except percentages)	Units	% of Gross Home Orders	Units	% of Gross Home Orders
Canada	1	<1%	2	1%
California	30	18%	30	18%
Central and Eastern U.S.	33	35%	18	25%

	64	11%	50	10%

	Nine Months Ended September 30
	2013		2012
(Units, except percentages)	Units	% of Gross Home Orders	Units	% of Gross Home Orders
Canada	10	1%	3	<1%
California	67	13%	42	14%
Central and Eastern U.S.	73	19%	52	20%

	150	7%	97	6%

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, as at September 30, 2013 and 2012 by our three operating segments, was as follows:

	As at September 30
	2013		2012
(US$ millions, except unit activity)	Units	Value	Units	Value
Canada	901	$364	814	$320
California	209	167	160	97
Central and Eastern U.S.	201	99	121	59

	1,311	630	1,095	476
Unconsolidated entities	18	9	28	10

Total	1,329	$639	1,123	$486

Brookfield Residential Properties Inc.	17

We expect all of our backlog to close in 2013 or 2014, subject to future cancellations. The units and value of our backlog at September 30, 2013 was higher when compared to the prior year due to stronger net new home orders in 2012 and 2013. Our Canadian operations continued to be strong with an increase in backlog, primarily due to a significant backlog of 619 units entering into 2013 combined with an increase in net new home orders for the nine months ended September 30, 2013. The Canadian market has shown a steady increase in sales with its backlog units up 11% year-over-year. The California segment’s increase of 49 units at September 30, 2013 was mainly due to new community openings and increased activity when compared to the same period in 2012. The Central and Eastern U.S. segment’s increase of 80 units at September 30, 2013, when compared to the same period in 2012, was mainly due to increased activity, primarily in the Washington, D.C. market and home orders from our Denver market, which launched its first community in 2013.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the three and nine months ended September 30, 2013 totalled $1 million and $4 million, respectively, compared to $1 million and $3 million for the same periods in 2012. The land and housing operations of our unconsolidated entities are discussed below.

Land

A summary of Brookfield Residential’s share of the land operations from unconsolidated entities is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Lot closings	—	—	16	—
Revenue	$—	$—	$4	$—
Gross Margin	$—	$—	$1	$—
Average lot selling price	$—	$—	$239,000	$—

There were no lot sales from unconsolidated entities for the three months ended September 30, 2013 and 2012.

Land revenue within unconsolidated entities increased $4 million and gross margin increased $1 million for the nine months ended September 30, 2013 compared to the same period in 2012. This was the result of an increase of 16 lot closings for the nine months period ended September 30, 2013 compared to nil closings in the same period in 2012.

Housing

A summary of Brookfield Residential’s share of the housing operations from unconsolidated entities is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Home closings	19	13	40	44
Revenue	$9	$6	$20	$18
Gross Margin	$2	$1	$4	$3
Average home selling price	$482,000	$448,000	$497,000	$417,000

Housing revenue within unconsolidated entities increased $3 million for the three months ended September 30, 2013 compared to the same period in 2012. This was the result of an increase of 6 home closings compared to 2012 and a $34,000 increase in the average home selling price. The increase in average home selling price was due to the location and product mix of closings from unconsolidated entities in 2013.

Housing revenue within unconsolidated entities increased $2 million for the nine months ended September 30, 2013 compared to the same period in 2012. The increase in revenue is the result of an $80,000 increase in the average home selling price partially offset by a decrease of 4 home closings compared to 2012. The increase in average home selling price was due to product mix of closings from unconsolidated entities as some of the homes sold in 2013 are in a luxury second-home community compared to entry-level homes sold in 2012.

18	Q3/2013 Interim Report

Selling, General and Administrative Expense

The components of the selling, general and administrative expense for the three and nine months ended September 30, 2013 and 2012 are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2013	2012	2013	2012
General and administrative expense	$26	$17	$72	$53
Sales and marketing expense	14	12	35	27
Share-based compensation	4	5	13	13
Change in fair value of equity swap contracts	(2)	(2)	(2)	(5)

	$42	$32	$118	$88

The selling, general and administrative expense was $42 million for the three months ended September 30, 2013, an increase of $10 million compared to the same period in 2012. General and administrative expense increased $9 million for the three months ended September 30, 2013 compared to the same period in 2012 due to an increase in labour costs and head count resulting from increased activity. Sales and marketing expense for the three months ended September 30, 2013 increased $2 million as a result of increased activity in both Canada and the U.S. when compared to the same period in 2012. Share-based compensation expense for the three months ended September 30, 2013 decreased $1 million as a result of the change in share price, which caused a decrease in the liability related to share-based compensation plans compared to the same period in 2012.

The selling, general and administrative expense was $118 million for the nine months ended September 30, 2013, an increase of $30 million when compared to the same period in 2012. General and administrative expense increased $19 million for the nine months ended September 30, 2013 compared to the same period in 2012 due to an increase in labour costs and head count resulting from increased activity. Sales and marketing expense for the nine months ended September 30, 2013 increased $8 million as a result of increased activity in both Canada and the U.S. when compared to the same period in 2012. This was partially offset by an increase in the fair value adjustments of $3 million for the same period due to the equity swap contract related to the deferred share unit plan.

Other Income / (Expense)

Other income for the three and nine months ended September 30, 2013 increased $3 million and $7 million, respectively, when compared to the same periods in 2012. The increase was primarily a result of commercial and Community Finance District income within the California operations for the three and nine months ended September 30, 2013.

The components of other income for the three and nine months ended September 30, 2013 and 2012 are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2013	2012	2013	2012
Interest rate swap contracts	$(1)	$(1)	$—	$(2)
Other	3	—	7	2

	$2	$(1)	$7	$—

Income Tax Expense

Income tax expense for the three and nine months ended September 30, 2013 was $8 million and $16 million, respectively, a decrease of $3 million and $11 million when compared to the same periods in 2012. The decrease in tax expense was a result of a decrease in taxable income from our Canadian operations combined with a reduction in effective tax rates when compared to the same period in 2012.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2013	2012	2013	2012
Income tax expense – current	$(2)	$(10)	$(2)	$(31)
Income tax (expense) / recovery – deferred	(6)	(1)	(14)	4

	$(8)	$(11)	$(16)	$(27)

During the nine months ended September 30, 2013, the Company increased the valuation allowance by $1 million against its deferred tax assets. The increase is primarily due to additional valuation allowance recorded of $3 million for unrealized foreign exchange capital losses incurred in Canada on the Company’s U.S. denominated debt, partially offset by a decrease in valuation allowance of $2 million related to an increase of income in the U.S. during the period. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian companies can be realized.

Brookfield Residential Properties Inc.	19

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The positive evidence included factors such as (i) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in some of our U.S. operations in 2012, (iii) strong backlog evidencing that profitability will likely increase in the remainder of 2013, and (iv) long net operating loss carryforward periods that provide evidence that even without significant growth these deferred tax assets will more-likely-than-not be realized. The most significant negative evidence that currently exists is that the Company is in a three-year cumulative loss position with respect to its operations in the U.S. However, the Company’s three-year cumulative loss is declining significantly as a result of improving conditions in the U.S. Based on this evaluation, the Company continues to recognize a valuation allowance against its net deferred tax assets in the U.S. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

Foreign Exchange Translation

The U.S. dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. As at September 30, 2013, the rate of exchange was C$0.9705 equivalent to US$1 (December 31, 2012 – C$1.0079 equivalent to US$1). Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. For the three months ended September 30, 2013, the average rate of exchange was C$0.9628, equivalent to US$1 (September 30, 2012 – C$1.0043 equivalent to US$1). The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement as other (expense) / income, except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in OCI and accumulated OCI. The translation of our Canadian operations results in a gain of $14 million and a loss of $28 million for the three and nine months ended September 30, 2013, respectively, compared to gains of $6 million and $6 million in the same periods of 2012.

20	Q3/2013 Interim Report

QUARTERLY FINANCIAL DATA

	2013			2012				2011
(US$ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$333	$298	$171	$715	$245	$248	$132	$365
Direct cost of sales	(234)	(221)	(120)	(603)	(176)	(175)	(93)	(277)

Gross margin	99	77	51	112	69	73	39	88
Selling, general and administrative expense	(42)	(40)	(36)	(41)	(32)	(30)	(26)	(29)
Other income / (expense)	2	4	3	4	(1)	1	1	2
Interest expense	(15)	(11)	(11)	(10)	(11)	(10)	(10)	(12)

Income before taxes	44	30	7	65	25	34	4	49
Income tax expense	(8)	(5)	(3)	(9)	(11)	(12)	(4)	(24)

Net income	36	25	4	56	14	22	—	25

Net (income) / loss attributable to non-controlling interest and other interest in consolidated subsidiaries	(1)	(1)	—	—	1	—	1	1

Net income attributable to Brookfield Residential	$35	$24	$4	$56	$15	$22	$1	$26

Foreign currency translation	14	(23)	(19)	(4)	6	(3)	3	1

Comprehensive income / (loss)	$49	$1	$(15)	$52	$21	$19	$4	$27

Earnings per common share attributable to Brookfield Residential
Basic	$0.30	$0.21	$0.04	$0.52	$0.15	$0.22	$0.01	$0.25
Diluted	$0.29	$0.21	$0.04	$0.52	$0.15	$0.22	$0.01	$0.25

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from the sales of homes are generally higher in the second half of the year. In terms of acre sales, which are a meaningful part of our business, results are more variable from year to year given the nature of the development and monetization cycle.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

The following is a summary of the Company’s condensed consolidated balance sheets as of September 30, 2013 and December 31, 2012:

	As at
(US$ millions)	September 30 2013	December 31 2012
Land and housing inventory	$2,530	$2,250
Investment in unconsolidated entities	200	155
Commercial properties	46	15
Receivables and other assets	343	332
Cash and restricted cash	275	63
Deferred income tax asset	—	11

	$3,394	$2,826

Notes payable	$1,100	$600
Bank indebtedness and other financings	461	459
Accounts payable and other liabilities	413	427
Other interests in consolidated subsidiaries	32	33
Deferred income tax liabilities	6	—
Total equity	1,382	1,307

	$3,394	$2,826

Brookfield Residential Properties Inc.	21

Assets

Our assets as of September 30, 2013 totalled $3,394 million, an increase of $568 million compared to December 31, 2012. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,730 million, or approximately 80% of our total assets. The land and housing assets increased when compared to December 31, 2012 due to acquisitions of $298 million, development activity and stronger backlog, partially offset by sales activity. Our land and housing assets include land under development and land held for development, finished lots ready for construction, homes completed and under construction and model homes.

A summary of our lots owned, excluding unconsolidated entities, and their stage of development as at September 30, 2013 compared with December 31, 2012 follows:

	As at
	September 30, 2013		December 31, 2012
(US$ millions, except units)	Units	Book Value	Units	Book Value

Land held for development (lot equivalents)	93,492	$1,558	91,268	$1,429
Land under development and finished lots (single family units)	5,832	530	5,651	558
Housing units, including models	1,380	376	770	191

	100,704	$2,464	97,689	$2,178

Multi-family, industrial and commercial parcels (acres)	169	$66	167	$72

Notes Payable

Notes payable consist of the following:

	As at
(US$ millions)	September 30 2013	December 31 2012

6.5% unsecured senior notes due December 15, 2020 (a)	$600	$600
6.125% unsecured senior notes due July 1, 2022 (b)	500	—

	$1,100	$600

(a)	On December 14, 2012, Brookfield Residential issued $600 million of unsecured senior notes. The notes were offered in a private placement, with an eight-year term due December 15, 2020 at a fixed interest rate of 6.5%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. The Company’s obligations to pay principal and interest on the unsecured senior notes is guaranteed by certain of our subsidiaries.
(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly owned subsidiary of the Company, co-issued a private placement of $500 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, commencing January 1, 2014, each year until maturity. The Company’s obligations to pay principal and interest on the unsecured notes is guaranteed by the Company and certain of the Company’s subsidiaries.

Transaction costs are incremental costs directly related to the issuance of the unsecured senior notes and the Company classified these costs within receivables and other assets as a deferred asset. These costs are amortized using the effective interest rate method over the life of the related debt instrument.

The notes include covenants that, among others, place limitations on incurring additional indebtedness and making restricted payments. Under the limitation on additional indebtedness, we are permitted to incur specified categories of indebtedness but are prohibited from incurring further indebtedness if we do not satisfy either an indebtedness to consolidated net tangible worth ratio or a fixed charge coverage ratio. Brookfield Residential was in compliance with these financial incurrence covenants for the nine months ended September 30, 2013. Our actual fixed charge coverage and indebtedness to consolidated net tangible worth ratio as of September 30, 2013 are reflected in the table below:

	Covenant	Actual as at September 30 2013
Minimum fixed charge coverage	2.0 to 1	3.1 to 1
Maximum indebtedness to consolidated net tangible worth	2.25 to 1	1.18 to 1

22	Q3/2013 Interim Report

Bank Indebtedness and Other Financings

Our bank indebtedness and other financings as of September 30, 2013 were $461 million, an increase of $2 million from December 31, 2012. The increase was the result of higher bank indebtedness partially offset by the pay down of $264 million of project-specific financings in the U.S. with proceeds from the $500 million unsecured senior notes payable issued on June 25, 2013. The $500 million issuance is discussed elsewhere in this MD&A and in Note 8 to the condensed consolidated financial statements. The repayment of debt was partially offset by an increase in our Canadian bank indebtedness and project-specific debt due to acquisitions and increased activity. Our bank indebtedness and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. As of September 30, 2013, the weighted average interest rate on our bank indebtedness and other financings was 4.0% (December 31, 2012 – 3.6%).

The debt maturing in 2013, 2014 and onwards is expected to either be repaid from home and/or lot deliveries over this period or extended. Additionally, as of September 30, 2013, we had bank indebtedness and due to affiliates of $709 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Bank indebtedness and other financings consist of the following:

	As at
(US$ millions)	September 30 2013	December 31 2012

Bank indebtedness (a)	$279	$190
Secured vendor take back (“VTB”) mortgages (b)	158	49
Project-specific financings (c)	24	220
Due to affiliates (d)	—	—

	$461	$459

(a)	Bank indebtedness

The Company has three secured credit facilities (December 31, 2012 – four secured credit facilities) with various Canadian banks totalling $279 million (December 31, 2012 – $190 million). Based on the borrowing-base calculations at September 30, 2013, the availability on our bank indebtedness was C$153 million (US$149 million). The facilities are repayable in Canadian dollars in the amount of C$288 million (December 31, 2012 – C$189 million) and allow the Company to borrow up to approximately C$515 million (US$500 million) as at September 30, 2013 (December 31, 2012 – C$515 million (US$519 million)). The credit facilities bear interest between Canadian prime plus 0.5% to 0.75% for any amounts drawn and are repayable on demand with a term out period ranging from 120 to 364 days. The facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over the property of Brookfield Residential (Alberta) LP.

These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $359 million and a debt to equity ratio of no greater than 1.75 to 1. At September 30, 2013, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at September 30 2013
Tangible net worth	$359	$521
Debt to equity	1.75 to 1	0.8 to 1

Brookfield Residential US Corporation, a wholly-owned subsidiary of the company, as borrower, and the Company, as the parent company to the borrower, entered into a $250 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

The facility requires the Company and Brookfield Residential US Corporation, to maintain a minimum consolidated tangible net worth of $1,041 million, as well as a consolidated net debt to book capitalization of no greater than 65%.

Brookfield Residential Properties Inc.	23

As at September 30, 2013, the Company and Brookfield Residential US Corporation were in compliance with these covenants relating to this facility. The following are computations of consolidated tangible net worth and consolidated net debt to capitalization as directed by the covenants:

(US$ millions, except ratios)	Covenant	Actual as at September 30 2013
Tangible net worth	$1,041	$1,414
Net debt to capitalization	65%	48%

The Company had no outstanding borrowings under the Revolving Credit Facility at September 30, 2013. As of September 30, 2013, the Company had $250 million of borrowing availability under the facility.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 6 - Receivables and Other Assets in the Condensed Consolidated Financial Statements).

(b)	Secured vendor take back (“VTB”) mortgages

$158 million (December 31, 2012 – $49 million) consist of 34 secured VTB mortgages (December 31, 2012 – 21 secured VTB mortgages).

29 secured VTB mortgages (December 31, 2012 – 18 secured VTB mortgages) in the amount of $151 million (December 31, 2012 – $42 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$156 million (December 31, 2012 – C$42 million). The interest rate on this debt ranges from prime plus 1.0% to prime plus 2.0% to fixed rates ranging from 2.5% to 6.0% and the debt is secured by related lands. As at September 30, 2013, these borrowings have not been subject to financial covenants.

Five secured VTB mortgages (December 31, 2012 – three secured VTB mortgages) in the amount of $7 million (December 31, 2012 – $7 million) relate to raw land held for development by Brookfield Homes Holdings LLC and Brookfield Residential (US) LLC. The interest rate on this debt is fixed at rates between 1.5% and 12.0% and the debt is secured by related lands. As at September 30, 2013, these borrowings are not subject to any financial covenants.

(c)	Project-specific financings

Project-specific financings totalling $24 million (December 31, 2012 – $11 million) have a floating interest rate of prime plus 0.75% and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$24 million (December 31, 2012 – C$11 million). These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $359 million and a debt to equity ratio of no greater than 1.75 to 1. At September 30, 2013, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at September 30 2013
Tangible net worth	$359	$521
Debt to equity	1.75 to 1	0.8 to 1

As of September 30, 2013, all project-specific financings in the U.S. were repaid using proceeds from the $500 million unsecured senior notes payable issued on June 25, 2013 (December 31, 2012 - $209 million).

(d)	Due to affiliates

Amounts due to affiliates was $nil (December 31, 2012 – $nil) on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management Inc. At September 30, 2013, the availability on this facility was $300 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

24	Q3/2013 Interim Report

At September 30, 2013, this revolving operating facility required Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At September 30, 2013, we were in compliance with all of our covenants relating to this facility. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at September 30 2013
Minimum shareholders’ equity	$300	$1,023
Net debt to capitalization	65%	31%

Net Debt to Capitalization Calculation

Brookfield Residential’s net debt to total capitalization ratio is defined as total interest-bearing debt less cash divided by total capitalization. We define capitalization to include total equity, other interests in consolidated subsidiaries and interest bearing debt, less cash.

Our net debt to total capitalization ratio as of September 30, 2013 and December 31, 2012 is as follows:

	As at
(US$ millions)	September 30 2013	December 31 2012

Bank indebtedness and other financings	$461	$459
Notes payable	1,100	600

Total interest bearing debt	1,561	1,059
Less: cash	(250)	(50)

	1,311	1,009

Other interests in consolidated subsidiaries	32	33
Total equity	1,382	1,307

Total capitalization	$2,725	$2,349

Net debt to capitalization	48%	43%

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates. We are currently rated by two credit rating agencies, Moody’s and Standard & Poor’s (“S&P”). We are committed to maintaining these ratings and improve them further over time. Our credit ratings at September 30, 2013 and at the date of this report were as follows:

	Moody’s	S&P
Corporate rating	B1	B+
Outlook	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Agency ratings are subject to change, and there can be no assurance that a rating agency will rate us and/or maintain our rating. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor.

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project-specific and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

Brookfield Residential Properties Inc.	25

At September 30, 2013, we had cash and cash equivalents of $250 million, compared to $50 million at December 31, 2012.

The net cash flows for the nine months ended September 30, 2013 and 2012 were as follows:

	Nine Months Ended September 30
(US$ millions)	2013	2012
Cash flows used in operating activities	$(244)	$(115)
Cash flows used in investing activities	(58)	(8)
Cash flows provided by financing activities	499	131
Effect of foreign exchange rates on cash	3	—

	$200	$8

Cash Flow Used in Operating Activities

Cash flows used in operating activities during the nine months ended September 30, 2013 totalled $244 million, compared to $115 million during 2012. During 2013, cash used in operating activities was impacted by an increase in land and housing inventory due to strategic land purchases, development activity, an increase in receivables and other assets, a decrease in accounts payable and other liabilities and our net income. Acquisitions for the nine months ended September 30, 2013 totalled $298 million consisting of $172 million in Canada, $90 million in California and $36 million in Central and Eastern U.S. During 2012, cash provided by operating activities was impacted by an increase in land and housing inventory, a decrease in receivables and other assets and an increase in accounts payable. Acquisitions for the nine months ended September 30, 2012 totalled $187 million consisting of $129 million in Canada, $50 million in California and $8 million in Central and Eastern U.S.

Cash Flow Used in Investing Activities

During the nine months ended September 30, 2013, cash flows used in investing activities totalled $58 million compared to cash flow used in investing activities of $8 million in 2012. During 2013, we invested $57 million in unconsolidated entities and decreased restricted cash balances by $12 million. This was partially offset by distributions from unconsolidated entities of $11 million. During 2012, we invested $12 million in unconsolidated entities, which was partially offset by distributions of $4 million from unconsolidated entities and increased restricted cash balances by $1 million.

Cash Flow Provided by Financing Activities

Cash provided by our financing activities for the nine months ended September 30, 2013 was $499 million, compared to $131 million for the same period in 2012. The cash provided by our financing activities in 2013 was primarily from the net proceeds of $500 million from our unsecured senior notes offering, net repayments under project-specific financings of $98 million and net drawings under bank indebtedness of $97 million. This was in contrast to net drawings under project-specific financings of $105 million and net repayments under bank indebtedness of $30 million in 2012. An additional $56 million of net drawings under due to affiliates were used in 2012. The draws to date in 2013 have been used to fund acquisitions and development costs towards 2013 sales.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as at September 30, 2013 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100	$—	$—	$—	$1,100
Interest on notes payable	568	70	139	139	220
Project-specific financings(2)(3)	24	—	24	—	—
Secured VTB mortgages(2)(3)	158	40	92	11	15
Bank indebtedness(2)(3)	279	53	226	—	—
Accounts payable and other obligations(4)	394	394	—	—	—
Operating lease obligations(5)	32	2	11	9	10
Purchase agreements(6)	21	3	18	—	—

(1)	Amounts are included on the consolidated balance sheets. See Note 8 to the condensed consolidated financial statements for additional information regarding unsecured senior notes payable.
(2)	Amounts are included on the condensed consolidated balance sheets. See Note 9 to the condensed consolidated financial statements for additional information regarding bank indebtedness and other financings and related matters.

26	Q3/2013 Interim Report

(3)	Amounts do not include interest due to the floating nature of our debt. See Note 9 to the condensed consolidated financial statements for additional information regarding our floating rate debt.
(4)	Amounts are included on the consolidated balance sheets. See Note 10 to the condensed consolidated financial statements for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 16 to the condensed consolidated financial statements for additional information regarding purchase agreements.

Shareholders’ Equity

At November 6, 2013, 117,026,076 Common Shares and 64,061 Preferred Shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Common Shares. Each option granted can be exercised for one Common Share. At November 6, 2013, 5,720,989 options were outstanding under the stock option plan and the escrowed stock plan, collectively.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we enter into land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land ownership and development and reduces our capital and financial commitments. As of September 30, 2013, we had $66 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $125 million. Pursuant to the guidance in the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 Consolidation, as described in Note 2 to our condensed consolidated financial statements included elsewhere in this interim report, we have consolidated $30 million of these option contracts where we consider the Company holds the majority economic interest in the assets held under the options.

We also own 7,532 lots and control under option 1,826 lots through our proportionate share of unconsolidated entities. As of September 30, 2013, our investment in unconsolidated entities totaled $200 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of September 30, 2013, we had completion guarantees of $7 million and recourse guarantees of $1 million with respect to debt in our unconsolidated entities. During the nine months ended September 30, 2013, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our condensed consolidated financial statements included later in this interim report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of September 30, 2013, we had $50 million in letters of credit outstanding and $231 million in performance bonds for these purposes. The costs to complete related to our letters of credit and performance bonds at September 30, 2013 are $26 million and $76 million, respectively.

Transactions Between Related Parties

Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. There are agreements among our affiliates to which we are a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the three and nine months ended September 30, 2013 were as follows:

•	Notes payable of $nil (December 31, 2012 - $nil, September 30, 2012 - $488 million) were due to Brookfield Office Properties, an affiliate of the Company. For the three and nine months ended September 30, 2013, interest of $nil and $nil, respectively (2012 - $9 million and $27 million), was incurred relating to these facilities.

•	An unsecured revolving operating facility with a principal amount outstanding of $nil (December 31, 2012 – $nil, September 30, 2012 - $282 million) with a subsidiary of Brookfield Asset Management Inc., the Company’s largest shareholder. For the three and nine months ended September 30, 2013, interest of $nil and $nil, respectively (2012 - $3 million and $10 million), was incurred relating to this facility.

•	During the three and nine months ended September 30, 2013, the Company paid $nil and $18 million, respectively, (2012 - $5 million and $35 million) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

•	During 2012, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $26 million promissory note. During the three and nine months ended September 30, 2013, $6 million and $19 million (2012 - $nil and $nil) of this note was repaid. These transactions were recorded at the exchange amount.

•	During the nine months ended September 30, 2013, the Company acquired finished lots from Brookfield Asset Management Inc. in California. The transaction was deemed to be in the normal course of business on market terms, and was measured at an exchange value of $29 million as a purchase of assets.

Brookfield Residential Properties Inc.	27

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the condensed consolidated financial statements of the Company included later in this interim report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured.

Sales Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds.

Land and Housing Inventory

Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with ASC Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on land projects, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or where average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2013 and 2014 assume recent sales activity and normalized sales rates beyond 2014. We identify potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market-based assumptions.

All projects were reviewed for impairment charges and option write-offs for the nine months ended September 30, 2013 and no impairment charges were required. This is consistent with the nine months ended September 30, 2012.

28	Q3/2013 Interim Report

The locations of the projects reviewed were as follows:

Number of Projects
Canada	45
California	29
Central and Eastern U.S.	26
Unconsolidated entities	17

117

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Capitalized Costs

In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the Condensed Consolidated Statement of Operations in the period incurred.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Brookfield Residential Properties Inc.	29

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying Common Shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on September 30, 2013 and the impact to the financial statements was nominal. However, future fluctuations in the Company’s share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps and fair value debt, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. In accordance with ASC Topic 810 Consolidations, adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

Recent Accounting Pronouncements

There were no recent accounting pronouncements that would have a material impact on the Company’s condensed consolidated financial statements for the period ended September 30, 2013.

Non-GAAP Financial Measures

Gross margins on land and home sales are non-GAAP financial measures and are defined by the Company as sales of land and homes less respective direct cost of sales of land and homes. Management finds gross margin to be an important and useful measurement, as the Company uses it to evaluate its performance and believes it is a widely accepted financial measure by users of its financial statements in analyzing its operating results. Gross margin also provides comparability to similar calculations by its peers in the homebuilding industry. Additionally, gross margin is important to the Company’s management because it assists its management in making strategic decisions regarding its construction pace, product mix and product pricing based upon the profitability generated on homes and land actually delivered during previous periods. However, gross margins as presented may not be fully comparable to similarly titled measures reported by other companies because not all companies calculate this metric in an identical manner.

This measure is not intended to represent GAAP gross margins and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

30	Q3/2013 Interim Report

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Executive Vice President and Chief Financial Officer are responsible for maintaining adequate internal controls over financial reporting. As at September 30, 2013, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer evaluated the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at the interim period ended September 30, 2013, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under applicable United States and Canadian securities laws is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. There has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Residential Properties Inc.	31

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. From time to time, the Company enters into interest rate swap contracts. At September 30, 2013, we had interest rate swap contracts totalling $75 million at an average rate of 5% per annum. Based on our net debt levels as of September 30, 2013, a 1% change in interest rates would have either a negative or positive effect of approximately $3 million on our cash flows. Expense of $1 million and $nil was recognized during the three and nine months ended September 30, 2013, respectively, and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

Our interest rate swaps are not designated as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of September 30, 2013, the fair value of the interest rate swaps totalled a liability of $11 million.

Exchange Rates

We conduct business in both Canadian and U.S. dollars; therefore, we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies. Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at September 30, 2013, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $2 million. Our liability in respect of equity compensation arrangements is subject to variability based on changes in our underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, we entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At September 30, 2013, the fair market value of the total return swap was an asset of $11 million and was included in accounts receivable and other assets. Revenue of $2 million and $2 million was recognized related to the total return swap during the three and nine months ended September 30, 2013, respectively, and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three and nine months ended September 30, 2013 was expense of $4 million and $13 million, respectively, relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied.

32	Q3/2013 Interim Report

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of our derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. We do not expect to incur credit losses in respect to any of these counterparties. The maximum exposure in respect to receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure we are able to react to contingencies and investment opportunities quickly, we maintain sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We are subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. We believe these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. We also seek to include in debt agreements terms that protect us from liquidity issues of counterparties that might otherwise impact our liquidity.

Brookfield Residential Properties Inc.	33

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		(Unaudited)
		As at
	Note	September 30 2013	December 31 2012
Assets
Land and housing inventory	2	$2,529,686	$2,250,256
Investments in unconsolidated entities	3	200,468	155,352
Commercial properties	4	46,101	15,363
Receivables and other assets	6	342,705	331,244
Restricted cash	7	25,230	13,596
Cash and cash equivalents		250,060	49,826
Deferred income tax assets	11	—	10,552

Total assets		$3,394,250	$2,826,189

Liabilities and Equity
Notes payable	8	$1,100,000	$600,000
Bank indebtedness and other financings	9	460,829	459,329
Accounts payable and other liabilities	10	413,199	427,020
Deferred income tax liabilities	11	5,973	—

Total liabilities		1,980,001	1,486,349

Other interests in consolidated subsidiaries	12	32,017	32,445

Preferred Shares – 64,061 shares outstanding (December 31, 2012 – 65,286 shares outstanding)	13	1,600	1,630
Common Shares – 117,026,076 shares outstanding (December 31, 2012 – 116,279,534 shares outstanding)	13	332,511	324,704
Additional paid-in-capital		417,734	411,010
Retained earnings		546,516	483,450
Non-controlling interest	12	30,742	5,539
Accumulated other comprehensive income		53,129	81,062

Total equity		1,382,232	1,307,395

Total liabilities and equity		$3,394,250	$2,826,189

Commitments, contingent liabilities and other	16
Guarantees	17

See accompanying notes to the condensed consolidated financial statements

34	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		(Unaudited)
		Three Months Ended September 30		Nine Months Ended September 30
	Note	2013	2012	2013	2012

Revenue

Land		$70,957	$61,590	$227,461	$215,160

Housing		261,598	183,321	573,985	410,161

Total revenue		332,555	244,911	801,446	625,321

Direct Cost of Sales

Land		(29,666)	(24,947)	(117,032)	(103,849)

Housing		(203,925)	(150,968)	(457,319)	(340,496)

Total direct cost of sales		(233,591)	(175,915)	(574,351)	(444,345)

Selling, general and administrative expense		(41,746)	(32,185)	(118,065)	(87,691)

Equity in earnings from unconsolidated entities	3	765	623	3,759	3,499

Depreciation		(1,128)	(865)	(3,173)	(2,475)

Interest expense		(14,431)	(10,562)	(35,714)	(31,001)

Other income / (expense)		2,099	(709)	7,478	206

Income Before Income Taxes		44,523	25,298	81,380	63,514

Current income tax expense	11	(2,323)	(10,112)	(2,374)	(31,730)

Deferred income tax (expense) / recovery	11	(6,167)	(715)	(13,902)	4,443

Net Income		36,033	14,471	65,104	36,227

Other Comprehensive Income

Unrealized foreign exchange (loss) / gain on:
Translation of the net investment in Canadian subsidiaries		14,414	22,067	(27,933)	24,569
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries		—	(15,888)	—	(18,240)

Comprehensive Income		$50,447	$20,650	$37,171	$42,556

Net Income / (Loss) Attributable To:
Consolidated		$36,033	$14,471	$65,104	$36,227
Non-controlling interests and other interests in consolidated subsidiaries	12	1,417	(403)	1,974	(1,036)

Brookfield Residential		$34,616	$14,874	$63,130	$37,263

Comprehensive Income / (Loss) Attributable To:
Consolidated		$50,447	$20,650	$37,171	$42,556
Non-controlling interests and other interests in consolidated subsidiaries	12	1,417	(403)	1,974	(1,036)

Brookfield Residential		$49,030	$21,053	$35,197	$43,592

Common Shareholders Earnings Per Share

Basic	15	$0.30	$0.15	$0.54	$0.37

Diluted	15	$0.29	$0.15	$0.54	$0.37

Weighted Average Common Shares Outstanding (in thousands)

Basic	15	116,856	99,819	116,550	99,746

Diluted	15	117,784	100,335	117,500	100,262

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	35

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Nine Months Ended September 30
	2013	2012
Preferred Shares (Note 13)
Opening balance	$1,630	$1,748
Conversion of Preferred Shares into Common Shares	(30)	(118)

Ending balance	1,600	1,630

Common Shares (Note 13)
Opening balance	324,704	93,383
Issuance of Common Shares	7,777	2,709
Conversion of Preferred Shares into Common Shares	30	118

Ending balance	332,511	96,210

Additional Paid-in-Capital
Opening balance	411,010	404,777
Share-based compensation costs	4,044	5,518
Stock option exercises	(2,967)	(1,035)
Non-controlling interest repurchased	994	—
Other	4,653	—

Ending balance	417,734	409,260

Retained Earnings
Opening balance	483,450	390,429
Net income attributable to Brookfield Residential	63,130	37,263
Dividends on Preferred Shares	(64)	(69)
Distributions	—	(2)

Ending balance	546,516	427,621

Accumulated Other Comprehensive Income
Opening balance	81,062	78,933
Other comprehensive (loss) / income	(27,933)	6,329

Ending balance	53,129	85,262

Total Brookfield Residential Equity	$1,351,490	$1,019,983

Non-controlling Interest (Note 12)
Opening balance	$5,539	$6,439
Net loss attributable to non-controlling interest	(195)	—
Non-controlling interest acquired	25,402	—
(Distributions) / Contributions	(4)	5,037

Ending balance	$30,742	$11,476

Total Equity	$1,382,232	$1,031,459

See accompanying notes to the condensed consolidated financial statements

36	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Nine Months Ended September 30
	2013	2012
Cash Flows Provided by / (Used in) Operating Activities
Net income	$65,104	$36,227
Adjustments to reconcile net income to net cash used in operating activities:
Undistributed earnings from unconsolidated entities	(412)	(3,499)
Deferred income tax expense / (recovery)	13,902	(4,923)
Share-based compensation costs	4,044	5,518
Depreciation	3,173	2,475
Amortization of non-cash vendor take back (“VTB”) interest	430	—
Changes in operating assets and liabilities:
(Increase) / decrease in receivables and other assets	(38,997)	2,927
Increase in land and housing inventory	(289,271)	(156,676)
(Decrease) / increase in accounts payable and other liabilities	(1,719)	2,802

Net cash used in operating activities	(243,746)	(115,149)

Cash Flows Provided by / (Used in) Investing Activities

Investments in unconsolidated entities	(56,896)	(12,408)
Distributions from unconsolidated entities	10,916	3,557
Change in restricted cash	(11,767)	617

Net cash used in investing activities	(57,747)	(8,234)

Cash Flows Provided by / (Used in) Financing Activities

Drawings under project-specific and other financings	205,680	183,886
Repayments under project-specific and other financings	(303,268)	(78,884)
Drawings on bank indebtedness	131,849	29,116
Repayments on bank indebtedness	(35,028)	(58,793)
Drawings from affiliate	—	93,000
Repayments to affiliate	—	(37,000)
Drawings under unsecured senior notes payable	500,000	—
Contributions to non-controlling interest and other interests in consolidated subsidiaries	(5,366)	(1,319)
Exercise of stock options	4,810	1,674
Dividends paid to preferred shareholders	(64)	(69)

Net cash provided by financing activities	498,613	131,611

Effect of foreign exchange rates on cash	3,114	(17)

Change in cash and cash equivalents	200,234	8,211
Cash and cash equivalents at beginning of period	49,826	2,162

Cash and cash equivalents at end of period	$250,060	$10,373

Supplemental Cash Flow Information
Interest paid	$39,495	$56,676
Income taxes paid	$39,358	$42,427

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	37

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a)	Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transaction”). The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011.

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. They should be read in conjunction with the Company’s consolidated financial statements and footnotes included in the Company’s Annual Report for the year ended December 31, 2012. The unaudited condensed consolidated financial statements include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

Brookfield Residential has historically experienced variability in results of operations from quarter to quarter due to the seasonal nature of the home building business and the timing of new community openings and the closing out of projects. The Company typically experiences the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, the Company typically delivers a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, revenues from sales of homes are generally higher in the second half of the year. Acre sales results are more variable from year to year given the nature of the development and monetization cycle.

(b)	Land and Housing Revenue

(i) Revenue recognition: Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured.

(ii) Incentives: The Company grants homebuyers sales incentives from time-to-time in order to promote sales of its homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that are paid to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized.

(c)	Land and Housing Inventory

(i) Carrying values: Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company and through its unconsolidated entities are reviewed for recoverability on a regular basis; the Company assesses these assets no less than quarterly for recoverability and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators of impairment include, but are not limited to: significant decreases in local housing market values and selling prices of comparable homes; significant decreases in gross margins and sales absorption rates; accumulation of costs in excess of budget; actual or projected operating or cash flow losses; and current expectations that a real estate asset will more likely than not be sold before its previously estimated useful life. For communities where the current competitive and market dynamics indicate that these factors may be other than temporary, which may call into question the recoverability of the Company’s investment, a formal impairment analysis is performed. The formal impairment analysis consists of both qualitative competitive market analyses and a quantitative analysis reflecting market and asset specific information.

The qualitative competitive market analyses includes review of factors such as the target buyer and the macroeconomic characteristics that impact the performance of the Company’s assets, such as unemployment and the availability of mortgage financing, among other things. Based on this qualitative competitive market analysis, adjustments to sales prices may be required in order to make the Company’s communities competitive. The Company incorporates these adjusted prices in the quantitative analysis for the specific community.

38	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2013 and 2014 generally assume recent sales activity and normalized sales rates beyond 2014. In some instances, the Company may incorporate a certain level of inflation or deflation into the projected revenue and cost assumptions for these longer term projects. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

Due to uncertainties in the estimation process, particularly with respect to projected home sales prices and absorption rates, the timing and amount of the estimated future cash flows and discount rates, it is reasonably possible that actual results could differ from the estimates used in the impairment analyses. Assumptions about future home sales prices and absorption rates require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. Because the projected cash flows used to evaluate the fair value of inventory are significantly impacted by changes in market conditions including decreased sales prices, a change in sales prices or changes in absorption estimates based on current market conditions and management’s assumptions relative to future results could lead to additional impairments in certain communities during any given period.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(ii) Capitalized costs: In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the condensed consolidated statement of operations in the period incurred.

(d)	Commercial Properties

Commercial properties include any properties that are currently leased out by Brookfield Residential and produce leasing revenue for the Company. Acquisitions of operating commercial properties are accounted for utilizing the acquisition method of accounting. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt, liabilities assumed and identifiable intangible assets and liabilities, if applicable. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. After initial recognition, commercial properties are carried at the cost basis less accumulated depreciation. Real estate taxes and interest costs incurred during development periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the development period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the developed assets.

Brookfield Residential Properties Inc.	39

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Pre-development costs, which generally include legal and professional fees and other directly-related third party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Depreciation of commercial property is recorded over the estimated useful life of 40 years using the straight-line method.

(e)	Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(f)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of particular assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities, contingent liabilities including litigation and the purchase price allocated to the assets acquired and the liabilities assumed of an acquisition. Actual results could differ materially from these estimates.

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(h)	Restricted Cash

Restricted cash includes cash collateralization of development letters of credit, as well as funds in various cash accounts reserved for letters of credit, guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

(i)	Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

40	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

(j)	Share-Based Compensation

The Company accounts for option grants, escrowed stock and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 14 “Share-Based Compensation” for further discussion.

(k)	Foreign Currency Translation

The functional and presentation currency of the Company is the U.S. dollar. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining and have a Canadian dollar functional currency. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement as other (expense) / income, except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(l)	Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share is calculated by dividing net income less Preferred Share dividends for the period by the average number of Common Shares outstanding including all potentially dilutive convertible Preferred Shares and issuable Common Shares under the option plan.

(m)	Advertising Costs

The Company expenses advertising costs as incurred, which are included in the consolidated statements of operations as selling, general and administrative expense.

(n)	Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(o)	Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one

Brookfield Residential Properties Inc.	41

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(p)	Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change in the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

(q)	Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

(r)	Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

42	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Brookfield Residential Properties Inc.	43

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(s)	Recent Accounting Pronouncements

There were no recent accounting pronouncements that would have a material impact on the Company’s condensed consolidated financial statements for the period ended September 30, 2013.

(t)	Reclassification

Certain prior period amounts in the condensed consolidated balance sheet have been reclassified to conform with the September 30, 2013 presentation. Specifically, commercial properties were previously shown within other assets and are now shown as a separate line item, transaction costs on the notes payable were previously shown within notes payable and are now shown within other assets as a deferred asset and accrued interest on the notes payable was previously shown within notes payable and is now shown within accounts payable and other liabilities. The Company has determined that the impact of reclassification is not material to the condensed consolidated financial statements and that there is no impact on the results of operations or cash flows.

Note 2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	As at
	September 30 2013	December 31 2012
Land held for development	$1,557,449	$1,428,693
Land under development	595,942	630,149
Housing inventory	338,667	160,310
Model homes	37,628	31,104

	$2,529,686	$2,250,256

The Company capitalizes interest which is expensed as housing units and building lots are sold. Interest incurred, capitalized and expensed in the three and nine months ended September 30, 2013 and 2012 was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Interest capitalized, beginning of period	$182,279	$201,564	$189,984	$202,653
Interest capitalized	8,749	9,376	18,923	26,253
Interest expensed to cost of sales	(10,669)	(10,284)	(28,548)	(28,250)

Interest capitalized, end of period	$180,359	$200,656	$180,359	$200,656

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $29.9 million (December 31, 2012 – $30.0 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $29.9 million (December 31, 2012 – $30.0 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company with financial information related to the VIE, certain assumptions by the Company are required in its assessment as to whether or not it is the primary beneficiary.

44	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $66.2 million (December 31, 2012 – $63.4 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $124.9 million (December 31, 2012 – $148.5 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

Year of Expiry	Number of Lots	Total Exercise Price
2013	385	$4,005
2014	1,108	21,977
2015	454	5,622
2016	566	32,645
2017	99	575
Thereafter	3,404	60,101

	6,016	$124,925

The Company holds agreements for a further 4,878 acres (December 31, 2012 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $5.9 million (December 31, 2012 – $5.6 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $58.6 million (December 31, 2012 – $58.9 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of September 30, 2013, the Company was involved with 17 unconsolidated entities (December 31, 2012 – 16 unconsolidated entities) in which it has less than a controlling interest. Investments in unconsolidated entities includes $36.1 million (December 31, 2012 – $32.8 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,826 lots (December 31, 2012 – 1,916 lots) under option. The Company’s share of the total exercise price of these options is $80.5 million (December 31, 2012 – $83.9 million). Summarized condensed financial information on a 100% basis for the combined unconsolidated entities follows:

	As at
	September 30 2013	December 31 2012
Assets
Land and housing inventory	$558,507	$377,549
Other assets	38,834	20,469

	$597,341	$398,018

Liability and Equity
Bank indebtedness and other financings	$167,326	$77,442
Accounts payable and other liabilities	26,589	13,485
Equity
Brookfield Residential’s interest	200,468	155,352
Others’ interest	202,958	151,739

	$597,341	$398,018

Brookfield Residential Properties Inc.	45

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Revenue and Expenses
Revenue	$24,108	$20,434	$60,081	$46,633
Direct cost of sales	(20,929)	(18,579)	(49,665)	(41,550)
Other (expense) / income	(1,905)	(1,099)	(4,273)	2,494

Net income	$1,274	$756	$6,143	$7,577

Brookfield Residential’s share of net income	$764	$623	$3,759	$3,499

In reporting the Company’s share of net income, all intercompany profits from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At September 30, 2013, the Company had completion guarantees of $7.1 million (December 31, 2012 – $1.6 million) and recourse guarantees of $1.0 million (December 31, 2012 – $10.2 million) with respect to debt of its unconsolidated entities.

Note 4. Commercial Properties

Commercial properties include any properties that are currently leased out by Brookfield Residential and produce leasing revenue for the Company. Commercial property assets are stated at cost, less accumulated depreciation. The Company’s components of commercial property consist of the following:

	As at
	September 30 2013	December 31 2012
Commercial properties	$46,783	$15,394
Less: accumulated depreciation	(682)	(31)

	$46,101	$15,363

Note 5. Business Combination

On December 4, 2012, the Company acquired Playa Capital Company LLC or “Playa Vista”, a company developing the master-planned community Playa Vista located in Los Angeles, California. The aggregate purchase price of Playa Vista was approximately $257.8 million.

The acquisition was accounted for as a business combination under the provisions of ASC Topic 805 Business Combinations which, among other things, requires assets acquired and liabilities assumed to be measured at their acquisition date fair values. Provisional fair value estimates were made in the fourth quarter of 2012 for acquired assets and assumed liabilities, and the measurement process will be finalized by the fourth quarter of 2013.

Costs related to the acquisition of Playa Vista were approximately $0.3 million and were expensed to other expense in 2012, in the consolidated statements of operations.

46	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The following table summarizes the preliminary measurement of the assets acquired and liabilities assumed:

Estimated Fair Value at Acquisition Date
Assets
Residential real estate	$327,620
Commercial real estate	15,179
Receivables	23,241
Other assets	14,842

Total assets acquired	$380,882

Liabilities
Cost to complete obligations	$(118,388)
Accounts payable and other	(4,664)

Total liabilities assumed	$(123,052)

Net assets acquired	$257,830
Cash consideration	$257,830
Goodwill / bargain purchase	$—

Note 6. Receivables and Other Assets

The components of receivables and other assets included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	September 30 2013	December 31 2012
Receivables	$281,353	$269,030
Other assets	61,352	62,214

	$342,705	$331,244

The components of receivables included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	September 30 2013	December 31 2012
Real estate receivables (a)	$156,627	$154,981
Development recovery receivables (b)	75,891	84,556
Proceeds and escrow receivables (c)	33,804	8,276
Sundry receivables (d)	12,297	18,530
Refundable deposits	2,499	2,252
Taxes receivable	235	435

	$281,353	$269,030

(a)	Real estate receivables include vendor take back (“VTB”) mortgage receivables. The VTB collection terms range from six months to one year and bear variable interest of Canadian prime plus 3% or a fixed interest rate of 6%, whichever is greater (December 31, 2012 – Canadian prime plus 3% or a fixed interest rate of 6%, whichever is greater).
(b)	The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructure for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 1% to a fixed rate of 6% (December 31, 2012 – U.S. prime plus 1% to a fixed rate of 6%).
(c)	Proceeds and escrow receivables relate to receivables held in trust due to timing of lots closed and housing sales at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.
(d)	Sundry receivables are comprised of lot interest receivables, goods and services tax receivable and miscellaneous amounts. As at September 30, 2013 and December 31, 2012, allowances for doubtful accounts were $1.5 million and $1.5 million, respectively.

Brookfield Residential Properties Inc.	47

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The components of other assets included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	September 30 2013	December 31 2012
Transaction costs (a)	$22,812	$10,996
Swap contracts (Note 18)	10,820	9,014
Capital assets (b)	10,269	10,833
Non-refundable earnest funds and investigation fees (c)	7,551	25,023
Other	5,994	3,569
Prepaid expenses	3,906	2,779

	$61,352	$62,214

(a)	The transaction costs are costs related to the issuance of both notes payable (refer to Note 8 – Notes Payable). These costs are amortized using the effective interest rate method over the life of the related debt instrument.
(b)	Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $11.3 million (December 31, 2012 – $11.8 million).
(c)	Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.

Note 7. Restricted Cash

At September 30, 2013, the Company had restricted cash consisting of (i) $21.5 million (December 31, 2012 – $8.4 million) relating to cash collateralization of development letters of credit and (ii) $3.7 million (December 31, 2012 – $5.2 million) of restricted cash relating to funds in various cash accounts reserved for guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

Note 8. Notes Payable

	As at
	September 30 2013	December 31 2012

6.5% unsecured senior notes due December 15, 2020 (a)	$600,000	$600,000
6.125% unsecured senior notes due July 1, 2022 (b)	500,000	—

	$1,100,000	$600,000

(a)	On December 14, 2012, the Company issued a private placement of $600.0 million of unsecured senior notes. The notes have an eight-year term, are due December 15, 2020, and bear a fixed interest rate of 6.50%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of the Company’s subsidiaries.

The unsecured senior notes issued December 14, 2012 include an optional redemption under which, at any time prior to December 15, 2015, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.50% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to December 15, 2015, the Company may also redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

On or after December 15, 2015, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth in the table below, plus accrued and unpaid interest on the notes redeemed:

Notes Redemption Price
2015	104.88%
2016	103.25%
2017	101.63%
2018 and thereafter	100.00%

Brookfield Residential Properties Inc.	49

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly owned subsidiary of the Company, co-issued a private placement of $500.0 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, commencing January 1, 2014, of each year until maturity. Obligations to pay principal and interest on the unsecured notes are guaranteed by the Company and certain of the Company’s subsidiaries.

The unsecured senior notes issued June 25, 2013 include an optional redemption under which, at any time prior to July 1, 2016, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.125% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to July 1, 2017, the Company can redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after July 1, 2017, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed:

Notes Redemption Price
2017	104.59%
2018	103.06%
2019	101.53%
2020 and thereafter	100.00%

Both notes include covenants that, among others, place limitations on incurring additional indebtedness and restricted payments. Under the limitation on additional indebtedness, Brookfield Residential is permitted to incur specified categories of indebtedness but is prohibited from incurring further indebtedness if it does not satisfy either an indebtedness to consolidated net tangible worth ratio condition or a fixed coverage ratio. The Company was in compliance with these financial incurrence covenants for the period ended September 30, 2013.

The transaction costs related to the notes payable are within other assets (refer to Note 6 – Receivables and Other Assets).

Certain derivative instruments, including redemption call options, have been identified as embedded in the notes payable, but as they are considered clearly and closely related to the unsecured notes payable, the derivatives are not accounted for separately.

Note 9. Bank Indebtedness and Other Financings

Bank indebtedness and other financings consist of the following:

	As at
	September 30 2013	December 31 2012
Bank indebtedness (a)	$279,277	$190,197
Secured VTB mortgages (b)	158,115	49,413
Project-specific financings (c)	23,437	219,719
Due to affiliates (d)	—	—

	$460,829	$459,329

50	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(a)	Bank indebtedness

The Company has three secured credit facilities (December 31, 2012 – four secured credit facilities) with various Canadian banks totalling $279.3 million (December 31, 2012 – $190.2 million). The secured facilities are repayable in Canadian dollars in the amount of C$287.8 million (US$279.3 million) at September 30, 2013 (December 31, 2012 – C$188.7 million (US$190.2 million)). These facilities allow the Company to borrow up to approximately C$515.0 million (US$499.8 million) as at September 30, 2013 (December 31, 2012 – C$515.0 million (US$519.1 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn and are repayable on demand with a term out period ranging from 120 to 364 days. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over all assets of Brookfield Residential (Alberta) LP.

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$370.0 million (US$359.1 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership.

As at September 30, 2013, the Company was in compliance with all financial covenants related to bank indebtedness.

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, entered into a $250.0 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

The facility requires the Company and Brookfield Residential US Corporation, to maintain a minimum consolidated tangible net worth of $1,041.4 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at September 30, 2013, the Company and Brookfield Residential US Corporation were in compliance with these financial covenants.

The Company had no outstanding borrowings under the Revolving Credit Facility at September 30, 2013.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 6 - Receivables and Other Assets).

(b)	Secured VTB mortgages

$158.1 million (December 31, 2012 – $49.4 million) of the Company’s project-specific financings consist of 34 secured VTB mortgages (December 31, 2012 – 21 secured VTB mortgages). Secured VTB mortgages mature as follows: 2013 – $40.1 million; 2014 – $62.1 million; 2015 – $30.0 million; 2016 – $6.3 million and 2017 and onwards – $19.6 million.

29 secured VTB mortgages (December 31, 2012 – 18 secured VTB mortgages) in the amount of $151.3 million (December 31, 2012 – $42.2 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$155.9 million (December 31, 2012 – C$41.8 million). The interest rate on this debt ranges from prime plus 1.00% to prime plus 2.00% to fixed rates ranging from 2.50% to 6.00% and the debt is secured by the related lands. As at September 30, 2013, these borrowings have not been subject to financial covenants.

Five secured VTB mortgages (December 31, 2012 – three secured VTB mortgages) in the amount of $6.8 million (December 31, 2012 – $7.2 million) relate to raw land held for development by Brookfield Homes Holdings LLC and Brookfield Residential (US) LLC. The interest rate on this debt is fixed at rates between 1.50% and 12.00% and the debt is secured by the related lands. As at September 30, 2013, these borrowings are not subject to any financial covenants.

As at September 30, 2013, the Company was in compliance with all financial covenants related to project-specific financings.

(c)	Project-specific financings

Project-specific financings totalling $23.4 million (December 31, 2012 – $10.8 million) have a floating interest rate of prime plus 0.75%, mature in 2014 and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$24.1 million (December 31, 2012 - C$10.7 million). These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of C$370.0 million (US$359.1 million) and a debt to equity ratio of no greater than 1.75 to 1.

Brookfield Residential Properties Inc.	51

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

As of September 30, 2013, all project-specific secured facilities in the U.S. (December 31, 2012 - $208.9 million) were repaid using proceeds from the $500.0 million unsecured senior notes payables issued on June 25, 2013 (see Note 8 – Notes Payable for additional information).

(d)	Due to Affiliates

At September 30, 2013, amounts due to affiliates totalled $nil (December 31, 2012 – $nil) on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount not to exceed $300.0 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the three and nine months ended September 30, 2013, interest of $nil and $nil (2012 – $3.3 million and $9.6 million), respectively, was incurred related to this facility.

These facilities require Brookfield Residential US Corporation, an indirect wholly owned subsidiary of the Company, to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of September 30, 2013, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Note 10. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s consolidated balance sheets are summarized as follows:

	As at
	September 30 2013	December 31 2012
Development costs payable (a)	$164,270	$167,106
Trade payables and other accruals	100,935	99,899
Customer deposits	34,533	22,790
Consolidated land option contracts (b)	29,897	30,010
Accrued and deferred compensation	21,560	27,803
Share-based compensation (Note 14 (b))	20,466	11,969
Interest on notes payable	19,542	1,841
Warranty costs (Note 16 (b))	11,635	14,179
Swap contracts (Note 18)	10,728	13,779
Current income taxes payable	2,684	26,120
Loans (to) / from other interests in consolidated subsidiaries (c)	(3,051)	11,524

	$413,199	$427,020

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing inventory. See Note 2 “Land and Housing Inventory.”
(c)	Loans (to) / from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

52	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 11. Income Taxes

A reconciliation of the Company’s effective tax rate from the Canadian federal statutory tax rate for the nine months ended September 30, 2013 and 2012 is as follows:

	Nine Months Ended September 30
	2013	2012
Statutory rate	25.0%	25.0%
Non-temporary differences	1.4	5.5
Rate difference from statutory rate	(4.2)	(10.0)
Change in tax rates on temporary differences	—	0.1
Change in valuation allowance	(2.0)	18.4
Other	(0.2)	3.1

Effective tax rate	20.0%	42.1%

The Company currently operates in nine different states in the U.S. and is subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective tax rate for the Company is 20.0% for the nine months ended September 30, 2013 (September 30, 2012 – 42.1%). The decrease in the effective tax rate for 2013 is due in large part to the improved results in the U.S. which resulted in a decrease in valuation allowance taken on its U.S. deferred tax assets.

The provision for income taxes for the three and nine months ended September 30, 2013 and 2012 is set forth below:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Current
Canada	$(2,323)	$(10,087)	$(2,370)	$(31,614)
U.S	—	—	—	—
International	—	(25)	(4)	(116)

Total current tax expense	(2,323)	(10,112)	(2,374)	(31,730)

Deferred
Canada	(6,466)	(715)	(14,314)	4,443
U.S	299	—	412	—
International	—	—	—	—

Total deferred tax (expense) / recovery	(6,167)	(715)	(13,902)	4,443

Total income tax expense	$(8,490)	$(10,827)	$(16,276)	$(27,287)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax assets / (liabilities) are as follows:

	As at
	September 30 2013	December 31 2012
Net deferred tax (liabilities) / assets
Differences relating to land and housing inventory	$(25,322)	$(16,209)
Compensation deductible for tax purposes when paid	8,378	6,133
Differences related to derivative instruments	1,454	3,373
Operating loss carry-forwards	109,906	120,175
Other	3,490	(307)

Net deferred tax assets before valuation allowance	97,906	113,165
Cumulative valuation allowance	(103,879)	(102,613)

Net deferred tax (liabilities) / assets	$(5,973)	$10,552

Brookfield Residential Properties Inc.	53

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The Company has Canadian and U.S. federal non-capital loss carry-forwards of approximately $52.1 million and $223.1 million, respectively, as at September 30, 2013 (2012 – $111.1 million and $217.6 million, respectively). Federal non-capital loss carryforwards attributable to Canada and the U.S. may be carried forward up to 20 years to offset future taxable income and expire between 2028 and 2033. The Company also has state loss carryforwards of approximately $262.2 million (2012 – $242.2 million) that may be carried forward from 5 to 20 years, depending on the tax jurisdiction, and which expire between 2013 and 2033.

During the nine months ended September 30, 2013, the Company increased the valuation allowance by $1.3 million against its deferred tax assets. The increase is primarily due to additional valuation allowance recorded of $3.0 million for unrealized foreign exchange capital losses incurred in Canada on the Company’s U.S. denominated debt, partially offset by a decrease in valuation allowance of $1.7 million related to an increase of income in the U.S. during the period. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian companies can be realized.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The positive evidence included factors such as (i) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in some of our U.S. operations in 2012, (iii) strong backlog evidencing that profitability will likely increase in the remainder of 2013, and (iv) long net operating loss carryforward periods that provide evidence that even without significant growth these deferred tax assets will more-likely-than-not be realized. The most significant negative evidence that currently exists is that the Company is in a three-year cumulative loss position with respect to its operations in the U.S. However, the Company’s three-year cumulative loss is declining significantly as a result of improving conditions in the U.S. Based on this evaluation, the Company continues to recognize a valuation allowance against its net deferred tax assets in the U.S. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

Note 12. Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

(a)	Other Interests in Consolidated Subsidiaries

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $32.0 million (December 31, 2012 – $32.4 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the nine months ended September 30, 2013 and year ended December 31, 2012:

	For the Period Ended
	September 30 2013	December 31 2012
Other interests in consolidated subsidiaries, beginning of period	$32,445	$32,434
Net income / (loss) attributable to other interests in consolidated subsidiaries	2,162	(622)
(Distributions) / contributions from other interests in consolidated subsidiaries	(2,590)	633

Other interests in consolidated subsidiaries, end of period	$32,017	$32,445

(b)	Non-Controlling Interest

Non-controlling interest includes third-party investments in consolidated entities of $30.7 million (December 31, 2012 – $5.5 million).

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net income / (loss) attributable to non-controlling interest, which for the three and nine months ended September 30, 2013 was $1.4 million and $2.0 million, respectively (2012 – ($0.4) million and ($1.0) million, respectively).

54	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 13. Equity

(a)	Preferred Shares

The Company has an unlimited number of Preferred Shares without par value that are authorized, of which 64,061 shares are issued and outstanding and designated as Brookfield Residential 8% convertible Preferred Shares, series A.

Preferred Shares issued and outstanding changed as follows during the nine months ended September 30, 2013 and the year ended December 31, 2012:

	For the Period Ended
	September 30 2013	December 31 2012
Preferred Shares outstanding, beginning of period	65,286	70,002
Conversion of Preferred Shares into Common Shares	(1,225)	(4,716)

Preferred Shares outstanding, end of period	64,061	65,286

The Brookfield Residential 8% convertible Preferred Shares are convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible Preferred Share, which is equivalent to a conversion price of $9.15 per share. Dividends on convertible Preferred Shares are fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and are payable semi-annually in arrears. There were no Preferred Share dividends in arrears for the nine months ended September 30, 2013 (December 31, 2012 – $nil). The Preferred Shares are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all such Preferred Shares to be converted into Common Shares.

(b)	Common Shares

The authorized Common Share capital consists of an unlimited number of voting Common Shares. Common Shares issued changed as follows during the nine months ended September 30, 2013 and the year ended December 31, 2012:

	For the Period Ended
	September 30 2013	December 31 2012
Common Shares issued, beginning of period	118,279,534	101,342,718
Issuance of Common Shares upon exercise of options	743,198	499,239
Issuance of Common Shares upon equity transactions	—	16,424,696
Conversion of Preferred Shares into Common Shares	3,344	12,881

Common Shares issued, end of period	119,026,076	118,279,534

Common Shares outstanding is determined as follows:

	As at
	September 30 2013	December 31 2012
Common Shares issued	119,026,076	118,279,534
Repurchase of Common Shares for escrowed stock plan	(2,000,000)	(2,000,000)

Common Shares outstanding	117,026,076	116,279,534

On November 20, 2012, Brookfield Residential issued 8,000,000 Common Shares for total gross proceeds of approximately $116.0 million through a public offering, and, concurrently, a total of 8,000,000 Common Shares for gross proceeds of $111.0 million through a private placement to majority shareholder Brookfield Asset Management Inc. In addition, on November 26, 2012, Brookfield Residential issued 424,696 Common Shares under the provision of an over-allotment option available to the underwriters of the Common Share offering, for gross proceeds of approximately $6.2 million. Transaction costs of $5.2 million were incurred in relation to the Common Share offering.

Brookfield Residential Properties Inc.	55

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 14. Share-Based Compensation

(a)	Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s Common Shares. The risk-free rate for periods within the contractual life of the option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option award granted. The Company uses historical data obtained from Brookfield Residential to estimate option exercises and forfeitures within its valuation model. The expected term of option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that option awards granted are expected to be outstanding.

During the three and nine months ended September 30, 2013, Brookfield Residential granted a total of nil and 1,180,000 new options (2012 – nil and 1,110,000) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the nine months ended September 30, 2013 and 2012 are as follows:

	September 30
	2013	2012
Dividend yield	—	—
Volatility rate	37.32%	38.49%
Risk-free interest rate	1.25%	1.41%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the three and nine months ended September 30, 2013 was an expense of $1.5 million and $4.0 million, respectively (2012 - $1.8 million and $5.5 million, respectively). The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s option plan and escrowed stock plan for the nine months ended September 30, 2013 and 2012:

	September 30, 2013		September 30, 2012
	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price
Outstanding, beginning of period	5,284,187	$9.88	4,673,426	$9.07
Granted	1,180,000	20.99	1,110,000	10.37
Exercised	(743,198)	6.47	(483,941)	3.46

Outstanding, end of period	5,720,989	$12.61	5,299,485	$9.85

Options exercisable, end of period	1,476,135	$10.30	934,316	$9.31

At September 30, 2013, the aggregate intrinsic value of options currently exercisable is $18.8 million (September 30, 2012 – $4.7 million) and the aggregate intrinsic value of options outstanding is $59.5 million (September 30, 2012 – $23.6 million).

A summary of the status of the Company’s unvested options and escrowed stock included in equity as of September 30, 2013 and 2012 are as follows:

	September 30, 2013		September 30, 2012
	Shares	Weighted Average Fair Value Per Share	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, beginning of period	4,320,193	$4.90	4,455,582	$4.77
Granted	1,180,000	8.80	1,110,000	4.50
Vested	(1,255,340)	4.37	(1,200,413)	3.97

Unvested options outstanding, end of period	4,244,853	$6.14	4,365,169	$4.93

56	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

At September 30, 2013, there was $15.1 million (September 30, 2012 – $13.5 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 3.6 years (September 30, 2012 – 3.7 years).

(b)	Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under Brookfield Residential’s DSUP and MDSUP at September 30, 2013 and December 31, 2012:

	For the Period Ended
	September 30 2013	December 31 2012
Outstanding, beginning of period	1,585,889	1,871,100
Granted	39,004	78,348
Redeemed	—	(343,128)
Cancelled	—	(20,431)

Outstanding, end of period	1,624,893	1,585,889

Deferred share units vested	746,210	455,993

Of the 1,599,689 (December 31, 2012 – 1,560,685) units outstanding under the DSUP, 878,683 (December 31, 2012 – 1,129,896) units vest over the next five years. As of September 30, 2013, there are 25,204 units (December 31, 2012 – 25,204 units) outstanding under the MDSUP which are fully vested.

The liability of $20.5 million (December 31, 2012 – $12.0 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the three and nine months ended September 30, 2013 was an expense of $2.5 and $8.5 million, respectively (2012 – $3.8 million and $7.7 million), which has been included in selling, general and administrative expense.

Note 15. Earnings Per Share

Basic and diluted earnings per share for the three and nine months ended September 30, 2013 and 2012 were calculated as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Numerator:
Net income attributable to Brookfield Residential	$34,616	$14,874	$63,130	$37,263
Less: Preferred Share dividends	—	(69)	(64)	(69)

Net income attributable to common shareholders	$34,616	$14,805	$63,066	$37,194

Denominator (in 000s of shares):
Basic weighted average shares outstanding	116,856	99,819	116,550	99,746
Net effect of convertible Preferred Shares	175	338	175	338
Net effect of share options assumed to be exercised	753	178	775	178

Diluted weighted average shares outstanding	117,784	100,335	117,500	100,262

Basic earnings per share	$0.30	$0.15	$0.54	$0.37

Diluted earnings per share	$0.29	$0.15	$0.54	$0.37

Brookfield Residential Properties Inc.	57

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 16. Commitments, Contingent Liabilities and Other

(a) The Company is one of numerous defendants in a lawsuit that has been filed in Delaware Chancery Court, alleging breaches of fiduciary duty and invalid merger and conversion relating to the Transaction. In 2012, the Court dismissed the invalid merger and conversion claim as against all defendants. Accordingly, the case has been narrowed and only the breach of fiduciary duty claim remains as against the Company. Management intends to vigorously defend this claim and believes that it is without merit and that this action will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. An estimate of the possible loss or range of loss cannot be made at this time. There have been no material developments in the lawsuit since the class was certified in June 2013 other than document discovery has commenced.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company has always maintained a strategy of being highly active in addressing construction defect claims through its customer service operation. Through this approach, the Company is able to connect with homeowners, provide maintenance advice, fix problems as they arise and prevent future defects from occurring, with the objective of addressing whatever situation presents itself before any litigation is necessary. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30
	2013	2012
Balance, beginning of period	$14,179	$11,161
Payments and other adjustments made during the period	(5,956)	(2,387)
Warranties issued during the period	3,390	3,016
Adjustments made for pre-existing warranties	22	(119)

Balance, end of period	$11,635	$11,671

(c) The Company has committed to future minimum payments for lease and other obligations as follows:

Year of Expiry
2013	$1,412
2014	6,123
2015	5,279
2016	4,574
2017	4,370
Thereafter	9,878

$31,636

(d) As at September 30, 2013, $1.7 million (December 31, 2012 - $25.0 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $21.4 million (December 31, 2012 - $62.7 million).

Note 17. Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at September 30, 2013, amounted to $10.8 million (December 31, 2012 – $13.3 million), which have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and are terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at September 30, 2013, these guarantees amounted to $281.1 million (December 31, 2012 – $274.7 million) and have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

58	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the terms of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 18. Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable.

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the nine months ended September 30, 2013, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2013 and 2014 generally assume recent sales activity and normalized sales rates beyond 2014. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the nine months ended September 30, 2013 and 2012, no impairment charges were recognized.

Hedging Activities

The Company uses derivative and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Net Investment Hedges

The Company uses foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2013, unrealized

Brookfield Residential Properties Inc.	59

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

pre-tax losses of $nil and $nil, respectively (2012 – pre-tax losses of $15.9 million and $18.2 million, respectively), were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. On December 14, 2012, the Company settled its Canadian denominated debt in full and therefore no longer has a net investment hedge at September 30, 2013.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The hierarchy is summarized as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market. Fair valued assets and liabilities that are included in this category are primarily interest rate swap contracts.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability. Fair valued assets and liabilities that are included in this category are primarily equity swap contracts.

Assets and liabilities measured at fair value on a recurring basis include $10.8 million (December 31, 2012 — $9.0 million) of financial assets based on management’s best estimates and $10.7 million (December 31, 2012 — $13.8 million) of financial liabilities which are measured at fair value using valuation inputs based on a model-based techniques or similar instruments in markets that are not active. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	September 30, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$10,820	$—	$—	$9,014
Restricted cash	25,230	—	—	13,596	—	—
Cash and cash equivalents	250,060	—	—	49,826	—	—

	$275,290	$—	$10,820	$63,422	$—	$9,014

Financial liabilities
Bank indebtedness and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	10,728	—	—	13,779	—

	$—	$10,728	$—	$—	$13,779	$—

(a)	The fair value measurement for the equity swap contracts are determined using the intrinsic valuation technique. Inputs used in the calculation are the notional amount ($16.20), share price ($23.02) and the number of underlying shares (1,585,889).
(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

The following is a reconciliation of Level 3 (equity swaps) fair value measurements:

	For the Period Ended
	September 30 2013	December 31 2012
Balance, beginning of period	$9,014	$1,088
Total gains / (losses) for the period:
Included in earnings (or changes in net assets)	1,806	7,926

Balance, end of period	$10,820	$9,014

60	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 19. Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at September 30, 2013, the Company had three interest rate swap contracts outstanding totalling $75.0 million at an average rate of 5.09% per annum. The contracts expire between 2016 and 2017. At September 30, 2013, the fair market value of the contracts was a liability of $10.7 million (December 31, 2012 – liability of $13.8 million) and was included in accounts payable and other liabilities. Expense of $0.5 million and income of $0.3 million was recognized during the three and nine months ended September 30, 2013, respectively (2012 – expense of $0.6 million and $1.7 million) and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the consolidated statements of operations as hedge accounting has not been applied.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at September 30, 2013, the fair value of debt exceeded its book value of all outstanding debt by $9.4 million (December 31, 2012 – fair value of debt exceeded book value by $12.1 million). The lands to which these borrowings relate generally secure these principal amounts.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at September 30, 2013, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $1.8 million (December 31, 2012 – $0.7 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, the Company entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At September 30, 2013, the fair market value of the total return swaps was an asset of $10.8 million and was included in accounts receivable and other assets (December 31, 2012 – asset of $9.0 million). Income of $1.5 million and income of $1.8 million was recognized related to the total return swaps during the three months and nine months ended September 30, 2013, respectively (2012 – income of $2.4 million and $4.8 million, respectively), and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three and nine months ended September 30, 2013 was expense of $4.0 million and $12.5 million (2012 – expense of $5.6 million and $13.1 million, respectively), relating to the

Brookfield Residential Properties Inc.	61

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the consolidated statements of operations because hedge accounting has not been applied. See Note 18 for additional disclosure.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

A summary of the Company’s contractual obligations and purchase agreements as at September 30, 2013 is as follows:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100,000	$—	$—	$—	$1,100,000
Interest on notes payable	568,125	69,625	139,250	139,250	220,000
Project-specific financings(2)(3)	23,437	—	23,437	—	—
Secured VTB mortgages(2)(3)	158,115	40,142	92,142	11,160	14,671
Bank indebtedness(2)(3)	279,277	53,516	225,761	—	—
Accounts payable and other liabilities(4)	393,657	393,657	—	—	—
Operating lease obligations(5)	31,636	1,412	11,402	8,944	9,878
Purchase agreements(6)	21,409	3,449	17,960	—	—

(1)	Amounts are included on the consolidated balance sheets. See Note 8 for additional information regarding notes payable.
(2)	Amounts are included on the consolidated balance sheets. See Note 9 for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of our debt. See Note 9 for additional information regarding floating rate debt.
(4)	Amounts are included on the consolidated balance sheets. See Note 10 for additional information regarding accounts payable and other liabilities
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 16 for additional information regarding purchase agreements

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 20. Segmented Information

As determined under ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using income before income taxes. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

Corporate and other is a non-operating segment that develops and implements strategic initiatives and supports the operating divisions by centralizing key administrative functions, such as accounting, finance and treasury, information technology, compliance, risk management, litigation, marketing and human resources. Corporate also provides the necessary administrative functions to support being a publicly traded company.

The following tables summarize select information on the Company’s condensed consolidated statements of operations by reportable segments:

	Three Months Ended September 30, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$196,283	$90,796	$45,476	$—	$332,555
Direct cost of sales	(126,352)	(68,164)	(39,075)	—	(233,591)

	69,931	22,632	6,401	—	98,964
Equity in earnings	(126)	1,579	(688)	—	765
Expenses	(16,931)	(7,284)	(6,519)	(24,472)	(55,206)

Income/(loss) before income taxes	$52,874	$16,927	$(806)	$(24,472)	$44,523

	Three Months Ended September 30, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$175,762	$29,893	$39,256	$—	$244,911
Direct cost of sales	(114,726)	(26,709)	(34,480)	—	(175,915)

	61,036	3,184	4,776	—	68,996
Equity in earnings	—	858	(235)	—	623
Expenses	(14,092)	(7,804)	(6,037)	(16,388)	(44,321)

Income/(loss) before income taxes	$46,944	$(3,762)	$(1,496)	$(16,388)	$25,298

	Nine Months Ended September 30, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$484,847	$218,772	$97,827	$—	$801,446
Direct cost of sales	(317,268)	(172,246)	(84,837)	—	(574,351)

	167,579	46,526	12,990	—	227,095
Equity in earnings	(459)	5,386	(1,168)	—	3,759
Expenses	(47,157)	(23,897)	(18,870)	(59,550)	(149,474)

Income/(loss) before income taxes	$119,963	$28,015	$(7,048)	$(59,550)	$81,380

Brookfield Residential Properties Inc.	63

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	Nine Months Ended September 30, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$455,950	$84,783	$84,588	$—	$625,321
Direct cost of sales	(294,614)	(73,039)	(76,692)	—	(444,345)

	161,336	11,744	7,896	—	180,976
Equity in earnings	—	4,285	(786)	—	3,499
Expenses	(35,794)	(20,100)	(16,502)	(48,565)	(120,961)

Income/(loss) before income taxes	$125,542	$(4,071)	$(9,392)	$(48,565)	$63,514

The following tables summarize select information on the Company’s condensed consolidated balance sheets by reportable segments:

	As at September 30, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$710,326	$413,114	$425,207	$—	$1,548,647
Land under development	214,822	250,898	139,024	—	604,744
Housing inventory	169,226	108,926	60,515	—	338,667
Model homes	11,998	22,515	3,115	—	37,628

Total land and housing inventory	1,106,372	795,453	627,861	—	2,529,686
Investments in unconsolidated entities	46,624	101,294	52,550	—	200,468
Commercial properties	31,389	14,712	—	—	46,101
Other assets (1)	190,202	47,076	96,966	283,751	617,995

Total assets	$1,374,587	$958,535	$777,377	$283,751	$3,394,250

	As at December 31, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$636,187	$360,042	$432,464	$—	$1,428,693
Land under development	221,057	312,754	96,338	—	630,149
Housing inventory	79,424	48,035	32,851	—	160,310
Model homes	15,352	13,014	2,738	—	31,104

Total land and housing inventory	952,020	733,845	564,391	—	2,250,256
Investments in unconsolidated entities	30,587	84,274	40,491	—	155,352
Commercial properties	—	15,363	—	—	15,363
Other assets (1)	197,725	41,479	95,257	70,757	405,218

Total assets	$1,180,332	$874,961	$700,139	$70,757	$2,826,189

(1)	Other assets presented in above tables within the operating segments note includes receivables and others assets, cash, restricted cash and deferred income tax assets.

64	Q3/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 21. Related Party Transactions

Related parties include the directors, executive officers, director nominees or greater than 5% shareholders, and their respective immediate family members. There are agreements among the Company’s affiliates to which the Company is a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the nine month period ended September 30, 2013 were as follows:

•	Notes payable of $nil (December 31, 2012 – $nil) were due to Brookfield Office Properties, an affiliate of the Company. For the three and nine months ended September 30, 2013, interest of $nil and $nil (2012 – interest of $9.3 million and $27.4 million) was incurred relating to these facilities.

•	An unsecured revolving operating facility with a principal amount outstanding of $nil (December 31, 2012 – $nil) with a subsidiary of Brookfield Asset Management Inc. For the three and nine months ended September 30, 2013, interest of $nil and $nil (2012 – $3.3 million and $9.6 million) was incurred relating to this facility.

•	During the three and nine months ended September 30, 2013, the Company paid $nil and $17.7 million (2012 – $5.0 million and $34.8 million) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

•	During 2012, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $25.6 million promissory note. During the three and nine months ended September 30, 2013, $6.2 million and $18.7 million (2012 - $nil and $nil) of this note was repaid. These transactions were recorded at the exchange amount.

•	During the nine months ended September 30, 2013, the Company acquired finished lots from Brookfield Asset Management Inc. in California. The transaction was deemed to be in the normal course of business on market terms, and was measured at the exchange value of $28.8 million as a purchase of assets.

Brookfield Residential Properties Inc.	65

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in eleven markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Road S.W.

Calgary, Alberta T3E 6L1

Tel: (403) 231-8900

Fax: (403) 231-8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Nicole French, Manager, Investor Relations and Communications, at (403) 231-8952 or via e-mail at nicole.french@brookfieldrp.com. Inquiries regarding financial results should be directed to either Craig Laurie, Executive Vice President and Chief Financial Officer, at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com or Thomas Lui, Corporate Controller, at (403) 231-8938 or via e-mail at thomas.lui@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CST TRUST COMPANY

By mail:	P.O. Box 700	By courier:	320 Bay Street
	Station B		B1 Level
	Montreal, Quebec, H3B 3K3		Toronto, Ontario, M5H 4A6

Tel:	(800) 387-0825; (416) 682-3860
Fax:	(888) 249-6189
E-mail:	inquiries@canstockta.com
Website:	www.canstockta.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company. Information available on or accessible through this website is not incorporated herein by reference.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

66	Q3/2013 Interim Report